UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___   Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.'s Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2006.

FORWARD-LOOKING STATEMENTS

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical or other development processes; adverse medical research related to the safety and efficacy of our products or products sold by our partners; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with, strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the disposition of certain operating subsidiaries acquired though the AMI acquisition and the restructuring of AMI; our ability to market and sell products developed by our Pharmaceutical Technologies segment through our Medical Products segment; other factors referenced in our AIF and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of American Medical Instruments Holdings, Inc. ("AMI") which we completed on March 23, 2006, and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities, all related to the acquisition of AMI, will be realized in the amounts or times contemplated.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI's medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 22, 2007   By _____ /s/ K. Thomas Bailey
                                               Name: K. Thomas Bailey
                                               Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the year ended December 31, 2006

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis contained in this report are based on information available as of February 21, 2007.

This discussion and analysis should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and related notes prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for the presentation of annual financial information. Additional information relating to our Company, including our Annual Report and Annual Information Form ("AIF") for the fiscal period ending December 31, 2005, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. *Private Securities Litigation Reform Act of 1995* and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical or other development processes; adverse medical research related to the safety and efficacy of our products or products sold by our partners; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with, strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the disposition of certain operating subsidiaries acquired though the American Medical Instruments Holdings, Inc. ("AMI") acquisition and the restructuring of AMI; our ability to market and sell products developed by our Pharmaceutical Technologies segment through our Medical Products segment; other factors referenced in our AIF and other filings with the applicable Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission; and any other factors that may affect performance. In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of AMI which we completed on March 23, 2006, and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities, all related to the acquisition of AMI, will be realized in the amounts or times contemplated.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI's medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

Business Overview

We are a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases, or for complications associated with medical device implants, surgical interventions and acute injury. Our proprietary technologies include various drug, drug delivery, surface modification technologies and other medical biomaterials. Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, infection and tumor tissue overgrowth. Our strategy is to apply these various technologies to create and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that reduce procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use.

We develop our products using a proprietary and systematic discovery approach. We use our drug screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur concurrent with medical device implantation, surgery or acute trauma. Once appropriate drugs have been identified, we formulate the drug, or combination of drugs, with our portfolio of biomaterials and drug delivery technologies to develop a novel drug-eluting medical device or surgical implant. We have patent protected our technology and many of our products and potential product candidates, and our portfolio of intellectual property developed to date includes over 160 issued U.S. patents and 190 pending U.S. patent applications.

We operate in two segments: Pharmaceutical Technologies and Medical Products.

Pharmaceutical Technologies:

The Pharmaceutical Technologies segment develops, licenses and sells technologies that improve the performance of medical devices and the outcomes of surgical procedures. These technologies include various drug, drug delivery and surface modification materials and other medical biomaterials designed to be applied across a wide range of medical devices and technologies, surgical procedures and medical disciplines. This segment focuses primarily on establishing product development and marketing partnerships with major medical device, pharmaceutical or biomaterials companies and to date has derived the majority of its revenue from royalties due from partners that develop, market and sell products incorporating our technologies. Currently our principal revenues in this segment come from royalties derived from sales by Boston Scientific Corporation ("BSC") of TAXUS® coronary stent systems incorporating the drug paclitaxel. We also expect to apply certain of the technologies developed by this business segment to develop novel next generation products for the Medical Products segment to market and sell directly to end users or medical product distributors.

Medical Products:

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, oncology and tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

The Medical Products segment has several specialized direct sales and distribution organizations in the U.S. and the European Union ("EU"), as well as significant manufacturing capabilities. This business segment derives the majority of its revenue from direct product sales to end users or various medical products distributors. Many of these products are made using our proprietary manufacturing processes, or are protected by intellectual property.

As discussed above, it is expected that the Medical Products segment may eventually market and sell certain products developed by the Pharmaceutical Technologies segment through its direct sales and distribution channels, and may apply certain of that segment's technologies to its products to create novel, next generation medical products to market directly to end users or medical products distributors. There are currently numerous product development efforts underway that explore the application of certain of Pharmaceutical Technologies' proprietary drug, drug delivery and surface modification materials and other medical biomaterials to products marketed by our Medical Products segment.

Recent Developments

Clinical Programs

Our discovery approach has yielded a number of technologies and product candidates that are in various stages of research and clinical development. Our most significant product candidates currently undergoing human clinical trials include:

- *TAXUS Liberté paclitaxel-eluting coronary stent system.* The TAXUS Liberté coronary stent system, which was developed and is under evaluation in clinical trials being conducted by our partner BSC, represents BSC's next generation product incorporating our research, technology and intellectual property related to the use of paclitaxel to prevent restenosis and other local inflammatory diseases. It has been designed to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions. BSC has to date commenced sales of the TAXUS Liberté only in countries outside of the United States. On August 24, 2004, BSC initiated the ATLAS trial, a pivotal study to collect data to support regulatory filings in the U. S. for product commercialization of TAXUS Liberté. The ATLAS trial is a global, multicenter pivotal study designed to support the U.S. Food and Drug Administration ("FDA") approval of the TAXUS Liberté stent system. The trial is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system. On February 22, 2005, ATLAS completed enrolment of 872 patients at 72 sites in the U.S., Canada, Australia, New Zealand, Singapore and Hong Kong. In addition to the ATLAS trial, the TAXUS Liberté clinical development program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions. In October 2006, BSC announced 12-month follow up data from the ATLAS trial. The data demonstrated that the safety and efficacy benefits with the TAXUS Liberté stent were maintained at 12 months. These data are currently being reviewed by the FDA, and BSC expects to receive approval and begin marketing the TAXUS Liberté stent in the U.S. in 2007.

- *ZILVER® PTX paclitaxel-eluting peripheral vascular stent*. The ZILVER PTX peripheral vascular stent, which was developed and is under evaluation in clinical trials being conducted by our partner Cook Group,

Inc. ("Cook"), a multinational medical device manufacturer, is a specialized stent product incorporating our proprietary paclitaxel technology and is designed for placement in diseased arteries in the limbs to restore blood flow. The ZILVER PTX paclitaxel-eluting peripheral stent is designed to reduce restenosis following placement of a stent in peripheral artery disease patients and is currently undergoing human clinical trials in the U.S. and the EU to assess product safety and efficacy. These studies are being conducted by our partner Cook, which is a co-exclusive licensee, together with BSC, to our proprietary paclitaxel technology to reduce restenosis following stent placement in peripheral artery disease. In January 2007, Cook released nine-month data from its EU clinical study. The preliminary data presented by Cook on the first 60 patients in the randomized trial, which is examining the safety of using Cook's ZILVER PTX paclitaxel-eluting stent to treat blockages, or lesions, of the superficial femoral artery (SFA) above the knee, indicated that the ZILVER PTX showed an equal adverse event rate to conventional angioplasty for treating SFA lesions. The ZILVER PTX stent also displayed a zero-percent fracture rate for 41 lesions at six months and 18 lesions at one year. Effectiveness of the device in treating lesions of the SFA will be evaluated in a pivotal trial, which is expected to start in 2007 in the U.S. The study is planned to enroll 420 patients at 50 investigative sites.

- *Vascular Wrap^{TM}*. Our paclitaxel-eluting mesh surgical implant, or Vascular Wrap^{TM}, is designed to treat complications associated with vascular graft implants in patients that undergo hemodialysis or have peripheral artery disease. We are currently conducting, or are planning to conduct, several human clinical trials to assess the safety and efficacy of our Vascular Wrap product. In November 2006, we announced the results from our initial human clinical trial, which was conducted in the EU and was designed to evaluate the safety of the Vascular Wrap product in patients with peripheral artery disease in the limb. The trial produced evidence that the Vascular Wrap product reduced the overall incidence of leg amputation, a common complication of peripheral artery disease, and prolonged limb retention time for patients in the treatment group relative to the control group. The Vascular Wrap product was well tolerated, with no adverse events being considered related to the use of the product. In November 2006, we filed for a CE Mark for use of the Vascular Wrap product in peripheral vascular disease. Upon receipt of a CE Mark, we would commence commercialization of our Vascular Wrap product in the EU and in certain other countries outside the U.S. We currently plan to initiate additional clinical trials to evaluate the use of the Vascular Wrap product in hemodialysis patients in 2007. Should these studies provide positive efficacy data, we would submit the results to the FDA and attempt to secure approval to market the Vascular Wrap product in the U.S.

- *Anti-Infective Catheter*. Central venous catheters ("CVC") are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs, and nutrition, as well as facilitate frequent blood draws. Through our proprietary drug identification strategy, we have elected to evaluate 5-Fluorouracil ("5-FU"), a drug previously approved by the U.S. FDA for treatment of various types of cancer, as a compound that may help to prevent certain types of infection in patients receiving a CVC. Our 5-FU-eluting CVC is currently undergoing a human clinical trial in the U.S. designed to assess the safety and efficacy of the catheter in preventing various types of catheter related infections. The study is a randomized, single-blind, 850-patient, 20-center study. There were 532 patients enrolled in the study as of December 31, 2006. If the CVC study results are favorable, we intend to request a 510(k) clearance from the FDA to market and sell the CVC in the U.S.

During the year ended December 31, 2006, the following clinical programs were completed:

- *Non drug-loaded sprayable biomaterial adhesion barrier* (Adhibit™). Our non drug-loaded Adhibit sprayable barrier product is designed to provide for the reduction of surgery-induced adhesions that can occur after a surgical procedure. In April 2006, we announced data from our 71 patient human clinical study conducted in the EU, designed to assess the safety and efficacy of Adhibit sprayable barrier in preventing adhesions in patients undergoing a procedure to remove fibroids from the uterus (myomectomy surgery). The data indicated that the use of Adhibit sprayable barrier reduced post-operative adhesion formation as measured by the modified American Fertility Society ("mAFS") score, a scoring system that factors in both the extent and tenacity of adhesions. Patients in the group that were treated with Adhibit sprayable barrier experienced a statistically significant reduction in their mAFS score when compared with those in the control group. We are currently evaluating, together with our partner Baxter Healthcare Corporation ("Baxter"), the timing and form of any regulatory submission for approval of this indication in the EU. We granted Baxter exclusive worldwide marketing and distribution rights to our non-drug loaded Adhibit sprayable barrier product, except the U.S., where Baxter has an option to obtain those rights.

Senior Management Appointment

In July 2006 Dr. Jeffrey P. Walker was appointed Senior Vice President, Research and Development. Dr. Walker will lead the research and development team on a global basis and direct the development of our various technologies and preclinical product candidates. Dr. Walker has over 14 years' experience at pharmaceutical and medical device companies. Prior to joining Angiotech, Dr. Walker was Vice President, Advanced Technology / New Ventures at Medtronic Vascular, Inc. During his career at Medtronic, Dr. Walker also held the position of Vice President, Science & Technology and was responsible for the development of next-generation medical devices that integrated biotechnology and pharmaceuticals. A graduate of the UCLA School of Medicine, Dr. Walker was an Emergency Physician at the St. Agnes Medical Center in Fresno, California for seven years. He also holds a B.A. in Psychobiology with post-graduate work in Anatomy and Physiology.

Acquisitions

Quill Medical, Inc. ("Quill")

On June 26, 2006, we completed the acquisition of 100% of the equity of Quill for approximately $40 million in cash plus potential future contingent payments of up to $160 million upon the achievement of certain revenue growth and development milestones. These payments are primarily contingent on achievement of significant incremental revenue growth over a five year period, subject to certain conditions. The launch of the Quill® Self-Retaining System as described below has triggered a development milestone payment of $10.0 million payable, in cash or in Angiotech stock at our discretion, in the third quarter of 2007, and creditable against other future contingent payments. Through this acquisition, we now own the rights, in all possible fields of use, to develop and market applications of the Quill proprietary self-anchoring suture technology, including in a variety of general and specialty surgical and aesthetic surgery applications.

Unlike conventional sutures which are smooth, the Quill products have tiny teeth-like barbs or cogs along the surface. This "self-anchoring" suture technology may be used to close certain wounds or surgical incisions without the need for suture knots. Eliminating knot-tying can save surgical time, may reduce the risk of infection, and may reduce wound leakage. Our Contour Threads™ product line, a version of the Quill technology used for aesthetic surgery, enables plastic surgeons and dermatologists to offer a minimally invasive 'face rejuvenation' through an office-based procedure performed under local anaesthesia. We are currently working to develop a portfolio of next-generation products using this technology. In January 2007, we launched the first of these new products, the Quill® Self-Retaining System for various wound closure and tissue approximation applications in general and aesthetic surgery.

The Quill acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenues and expenses of Quill were included in our consolidated financial statements from June 26, 2006, the date of acquisition. Total consideration of $40.3 million, including direct acquisition costs, was allocated to the assets acquired and liabilities assumed based on preliminary fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $39.9 million and goodwill of $13.1 million at the end of June 2006. Subsequent to the acquisition, more detailed valuation procedures were performed on the assets acquired and additional information was obtained resulting in updated purchase price allocations to identifiable intangible assets of $50.0 million and goodwill of $7.0 million as of December 31, 2006. Goodwill is the excess of the purchase price over the net assets and liabilities which includes the tax basis of the assumed assets and liabilities. The allocation of the purchase price of the net assets acquired remains preliminary and may vary if additional information becomes available with respect to estimates made in the purchase price allocation.

American Medical Instruments Holdings, Inc. ("AMI")

On March 23, 2006, we completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash. Concurrently, we completed an offering of $250 million in aggregate principal amount of 7.75% senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. We did not draw on the $75 million revolving credit facility.

On December 11, 2006, the Company issued senior floating rate notes due in 2013 in the aggregate principal amount of $325 million, and repaid the outstanding principal amount of the term facility of $319.9 million with the net proceeds from the senior floating rate notes offering plus cash on hand and terminated the revolving credit facility.

The AMI acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenues and expenses of AMI were included in our consolidated financial statements from March 23, 2006, the date of acquisition. Total consideration of $796.5 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $212.2 million and goodwill of $582.0 million at the end of March 2006. Subsequent to the acquisition we performed more detailed valuation procedures on the assets acquired and obtained additional information on allocations made at March 23, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $191.6 million and goodwill of $587.3 million as of December 31, 2006. The decrease in value allocated to identifiable intangibles was primarily due to an increase in value allocated to other current receivables.

During the third quarter we determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with our current business strategy and we began actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current and long-term assets and current and long-term liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income. Included in current assets from discontinued operations is are intangible assets of $5.6 million and goodwill of $9.6 million. In late 2006, we recorded an impairment charge of $7.7 million for these assets, and now expect to fully recover the current estimated net book value of the discontinued operations. See further information discussed in "Results of Operations - Discontinued Operations".

In the fourth quarter of 2006, we began the process of replacing the divisional structure of AMI with a centralized operational structure that is integrated into the other functions of Angiotech. The restructuring is expected to result in a more efficient operating structure. As part of these centralization activities, certain employees were terminated which resulted in approximately $1.9 million in severance and related costs. The restructuring will continue into the first quarter of 2007 when we expect to record a further $1.2 million in severance charges related to this initiative.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development and commercialization objectives and pay royalties on future sales of commercial products, if any, resulting from the collaborations.

The significant collaboration, license and sales and distribution agreements that we believe are the most critical in fully understanding and evaluating our business and reported financial results are described below:

Boston Scientific Corporation

In 1997, we entered a License Agreement with BSC (the "1997 License Agreement"), whereupon BSC became a co-exclusive licensee (together with Cook) of our proprietary paclitaxel technology for use in certain coronary and peripheral vascular fields of use. This agreement provided for payment of certain product development milestones, as well as royalties to be derived from the sales of any products commercialized by BSC relating to the licensed technology. The technology licensed by BSC through this agreement is incorporated in BSC's proprietary TAXUS coronary vascular stent product line.

In November 2004, we amended the 1997 License Agreement upon BSC's election to become the exclusive worldwide licensee of our proprietary paclitaxel technology for use with coronary vascular stents. Pursuant to the terms of the amendment to the 1997 License Agreement, the royalty rates payable to us by BSC were increased by one percentage point (1%) across all royalty tiers as of November 23, 2004. We also granted BSC the right to sublicense our paclitaxel-eluting coronary vascular stent technology to third parties for cash consideration of $13.9

million, which was recognized as license revenue in 2004. If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC and a royalty rate payable on any third party product sales.

Cook Group Incorporated

In 1997, we entered into the 1997 License Agreement with Cook, whereupon Cook became a co-exclusive licensee of our proprietary paclitaxel technology for use in certain coronary and peripheral vascular fields of use. This agreement provided for payment of certain product development milestones, as well as royalties to be derived from the sales of any products commercialized by Cook relating to the licensed technology. The technology licensed by Cook through this agreement is incorporated in Cook's proprietary ZILVER PTX peripheral vascular stent product candidate, which is currently undergoing human clinical trials in the U.S. and the EU.

In September 2004, we amended the 1997 License Agreement to accommodate Cook's election to exit and return all licensed rights related to the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The 1997 License Agreement was amended to increase the royalty rate upon the commercial sale of paclitaxel-eluting peripheral vascular stent products; and to provide a multi-year extension to the 1997 License Agreement for Cook related to the peripheral vascular and gastrointestinal fields of use. In consideration for these amendments, we made a $25.0 million license payment to Cook upon execution of the amendment, which is being amortized over the estimated life of the future benefit of ten years.

Baxter Healthcare Corporation

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter. These agreements gave Baxter the right to manufacture and distribute our surgical sealant product, CoSeal, currently approved for sale in the U.S. and the EU, and an option to license our non drug-loaded surgical adhesion prevention product, Adhibit, in the U.S., which is not currently approved for sale in the U.S. We received an upfront fee of $8.0 million in April 2003, of which $6.0 million is non-refundable and up to $2.0 million was potentially refundable if we terminated the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elected to continue distributing the product. In each of 2005 and 2006, we recognized $1.0 million of the potentially refundable amount as license fee revenue, as we did not terminate the agreement during the year. Our exposure to the remaining potential refund expired at the end of 2006. We received an additional $4.0 million in milestone payments in prior years upon the approved transfer of manufacturing of the CoSeal surgical sealant product to Baxter, and we may receive up to an additional $11.0 million if Baxter exercises options to obtain Adhibit rights in the U.S. and CoSeal rights in Japan and makes a milestone payment linked to achievement of regulatory approval for a certain indication in the U.S. The agreements, or portions thereof, may be terminated by Baxter at any time or by us if specified minimum sales are not achieved by Baxter. Unless otherwise terminated, the Agreements expire upon the later of the expiration of the last issued patent or ten years.

Genzyme Corporation

In May 2006, we entered into a Collaboration Agreement with Genzyme Corporation ("Genzyme") to create novel, localized treatments for cancer patients that target the prevention of tumor re-growth after surgery through the direct application of a combined biomaterial / anti-cancer therapeutic at the site of tumor excision. These potential products may also be useful in treating inoperable tumors, reducing local tumor side-effects, and improving surgical outcomes while complementing existing systemic therapies. Under the agreement, the companies will conduct research jointly, with both companies contributing key personnel, technology and intellectual property. Genzyme will have primary responsibility for clinical development, manufacturing and worldwide commercialization of any collaboration products. We may participate in the development of products at our election, and we may have an ability to co-market any products eventually approved for sale. Collaboration costs and any eventual profits will be shared equally.

Athersys, Inc.

In May 2006, we entered into a Strategic Alliance Agreement with Athersys, Inc. to co-develop and commercialize Athersys' non-embryonic stem cell platform technology, MultiStem™, for use in the indications of myocardial infarction and peripheral vascular disease. Athersys is a privately held biopharmaceutical company engaged in the development of therapeutic products for the treatment of life threatening diseases, with development activities currently focused on drug discovery and preclinical research. We will share in the research and development costs and will be responsible for all commercialization related costs. We will be entitled to 55% (subject to certain potential adjustments) of any future profits from any products approved for sale that result from the collaboration.

Concurrent with the Strategic Alliance Agreement, we made a payment of $5.0 million to Athersys in exchange for a convertible promissory note, maturing in 6 years, with a coupon of 5% which will be convertible into Athersys stock upon Athersys obtaining additional future financing meeting certain conditions. Concurrent with Athersys fulfilling a milestone obligation, we made an additional payment of $5.0 million in January 2007, accrued as at December 31, 2006, which was also in exchange for a convertible promissory note under substantially the same terms and conditions as the original note. This payment also has been recorded as a long-term investment.

Orthovita, Inc.

In March 2006, we entered into a revised License Agreement with Orthovita, Inc. ("Orthovita"), extending and expanding the terms of our June 2004 exclusive North American Sales and Distribution Agreement with Orthovita with respect to our VITAGEL™ surgical haemostat product. Upon completion of the sale of VITAGEL products in inventory, which Orthovita purchased from us in the fourth quarter of 2005, the original Sales and Distribution Agreement was terminated.

The key terms of the revised License Agreement include the completion of the contractual transfer of manufacturing responsibilities from us to Orthovita (which occurred in June 2006), the extension of the contract term from 2009 to 2014, the expansion of distribution rights to Orthovita for the rest of the world, the retention by Orthovita of worldwide exclusive rights in the field of orthopaedic indications through 2014 and co-exclusive rights outside the field of orthopedics beginning in 2007. Under the terms of our revised Agreement, from 2007 we may distribute our own brand of the VITAGEL surgical haemostat formulation on a co-exclusive basis outside the field of orthopedics. Under the revised agreement, we have continued to retain exclusive rights to develop and sell any drug-loaded version of the VITAGEL product.

In December 2006, we entered into a definitive agreement with Orthovita where Orthovita purchased the profit-sharing royalty rights for the VITAGEL surgical hemostat and CELLPAKER® Collection Device products under our License Agreement for $9.0 million in cash. In connection with this agreement, we also entered into an amended and restated license agreement with Orthovita that, among other things, eliminates Orthovita's obligation to pay royalties to us and extends the term of the License Agreement from 2014 through July 2017, which covers the life of the licensed VITAGEL and CELLPAKER patent portfolio. This amendment significantly changes the pattern over which economic benefits from the intellectual property will be realized as all future royalties have now been monetized and realized. In the fourth quarter of 2006, the $9.0 million was recorded as royalty revenue and $2.6 million remaining unamortized cost of the relevant intellectual property was amortized fully.

During 2006 we modified and terminated the following significant agreements:

NuVasive, Inc.

In September 2006, we received $20.0 million from NuVasive, Inc, consisting of $12.0 million in cash and $8.0 million in NuVasive common stock. As a result of this transaction, we were obligated to pay approximately $3.4 million of the consideration received from NuVasive to certain third parties for license fees and transaction costs. We have paid $2.9 million of the $3.4 million, with the remaining amount coming due upon the disposition of our shares in NuVasive. The payment we received from NuVasive was in consideration for entering a Milestone and Royalty Buyout Agreement for the NeoDisc ™ cervical disk replacement device and related technology which NuVasive, Inc. acquired from Pearsalls Limited (a subsidiary acquired by us through the acquisition of AMI) in August 2005. The payment satisfies a $10.5 million milestone payment related to FDA approval of the IDE application for NeoDisc as well as future milestones, manufacturing services and all future royalties in respect to this product and other potential products based on the technology. The contingent milestones related to the original agreement were included in the AMI purchase price allocation as other current receivables and the estimated fair value of the manufacturing and royalty agreements were included in intangible assets at a value of $3.4 million.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time the estimates and assumptions were made. Actual results could differ from our estimates.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results are described below:

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue. Accordingly, we record royalty revenue derived from BSC sales of paclitaxel-eluting coronary stent systems on a cash basis due to terms in our agreement with BSC regarding reporting deadlines for the financial information that is necessary to accurately estimate the BSC royalty. This results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of provisions for returns, discounts and allowances. These provisions are estimated and recorded in the same period as the related product sales and are based on estimates derived from historical experience. Amounts billed to customers for shipping and handling is included in product sales revenue. The corresponding costs for shipping and handling are included in cost of products sold.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial payments and milestone payments for which we have ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs, including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use, are expensed in the period incurred.

Income tax expense

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. Our effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

Allowance for doubtful accounts

Accounts receivable are presented net of an allowance for doubtful accounts. In determining the allowance for doubtful accounts, which includes specific reserves, we review accounts receivable aging, customer financial strength, credit standing and payment history to assess the probability of collection. We continually monitor the collectibility of our receivables.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, we make estimates based on the likelihood that inventory carrying values will be affected by changes in market demand for our products, historical experiences, sales trends, specific categories of inventory and age of on-hand inventory. A significant change in the timing or levels of demand for our products as compared to forecasted amounts may result in additional provisions for excess or expired inventory in the future. We record provisions for inventory in cost of products sold.

Stock-based compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards Board ("SFAS") No. 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation. SFAS 123(R) requires us to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce a different fair value for stock-based compensation, which could have a material impact on our earnings. Upon adoption of the provisions of SFAS 123 (R), we applied the modified-prospective transition method. During the year ended December 31, 2006, we recorded stock-based compensation expense of $6.1 million, including a cumulative adjustment reducing stock-based compensation expense of $0.4 million related to estimated forfeitures as required under the new standard.

Cash equivalents, short and long-term investments

We invest our excess cash balances in short-term securities, principally investment grade commercial debt and government agency notes. Prior to entering into the senior secured credit facility on March 23, 2006 in connection with the AMI acquisition, we also invested in long-term securities with maturities of no more than three years. At December 31, 2006, substantially all of our securities were classified as available-for-sale, and accordingly, were recorded at fair market value with unrealized gains and losses included in other comprehensive income (loss) in shareholders' equity. Realized gains and losses and any declines in value that are judged to be other-than-temporary are reported in other expenses.

As part of our strategic product development efforts, we also invest in equity securities of certain companies with which we have collaborative agreements. The equity securities of some of these companies are not publicly traded and so fair value is not readily available. These investments are recorded using the cost method of accounting and are tested for impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations and financial position of the investee, and other evidence supporting the net realizable value of the investment.

Goodwill

Goodwill is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill. When the carrying value of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Circumstances that could trigger an impairment include adverse changes or outcomes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition. There were no impairment charges recorded during the years ended December 31, 2006, 2005 and 2004.

Intangible assets

Our identifiable intangible assets are primarily comprised of technologies acquired through our business combinations. Intangible assets also include in-licensed proven medical technologies. We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to twelve years depending on the circumstances and the intended use of the technology. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand for our products; and the existence or absence of competition. We review the carrying value of our intangible assets for impairment indicators at least annually and whenever there has been a significant change in any of these factors listed above. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings. In the years ended December 31, 2006 and 2005, we recorded impairment charges of $7.7 million and $9.1 million, respectively, against the intangible assets of operations classified as discontinued. There were no impairment charges to intangible assets recorded during the year ended December 31, 2004.

Results of Operations

Overview

The following discussion and analysis of results from our operations excludes the financial results from our discontinued operations (see "Results of Operations - Discontinued Operations"). All discussions and analyses pertain to continuing operations only, unless otherwise noted. The results from all prior periods have been reclassified to conform to this presentation.

The results for the year ended December 31, 2006 include the results of AMI since the date of its acquisition on March 23, 2006, and Quill since the date of its acquisition on June 26, 2006. Accordingly, the comparative years ended December 31, 2005 and 2004 do not include the results of the AMI and Quill operations.

(in thousands of U.S.$, except share and per share data)	Years ended December 31,		
	2006	**2005**	**2004**
Revenues			
Pharmaceutical Technologies	180,650	199,648	126,231
Medical Products	134,425	-	-
Total revenues	315,075	199,648	126,231
Operating income			
Pharmaceutical Technologies	55,438	31,328	39,078
Medical Products	4,784	-	-
Total operating income	60,222	31,328	39,078
Other income (expenses)	(38,049)	5,131	7,718
Income from continuing operations before income taxes and cumulative effect of change in accounting policy	22,173	36,459	46,796
Income tax expense (recovery)	10,279	28,055	(6,183)
Net income from continuing operations before cumulative effect of change in accounting policy	11,894	8,404	52,979
Basic net income per common share, continuing operations	0.14	0.10	0.63
Diluted net income per common share, continuing operations	0.14	0.10	0.62

We operate in two reportable segments: (i) Pharmaceutical Technologies; and (ii) Medical Products. Prior to the acquisition of AMI we reported our operations under one segment, drug-eluting medical devices and biomaterials.

Our Pharmaceutical Technologies segment includes royalty revenue generated from out-licensing our proprietary paclitaxel technology to drug-eluting stent manufacturers, as well as revenue derived from the out-license of certain biomaterials and other technologies. This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, oncology and tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

Operating income from continuing operations for the Pharmaceutical Technologies segment increased by $23.1 million to $55.4 million for the year ended December 31, 2006 compared to $31.3 million for the year ended December 31, 2005. The increase is primarily due to a reduction of in-process research and development ("IPR&D") expense from $55.0 million in 2005 to $1.0 million in 2006, offset partially by a decrease in royalty revenue derived from BSC's sales of paclitaxel-eluting coronary stent systems.

Operating income from continuing operations for the Pharmaceutical Technologies segment decreased by $7.8 million to $31.3 million for the year ended December 31, 2005 compared to $39.1 million for the year ended December 31, 2004. The decrease is primarily due to an increase in IPR&D expense from $6.4 million in 2004 to $55.0 million in 2005, primarily relating to transactions with CombinatoRx and Afmedica of $30.6 million and $23.4 million, respectively.

Operating income from continuing operations for the Medical Products segment was $4.8 million for the year ended December 31, 2006, comprised of the operating results of AMI and Quill since the date of acquisition, and includes $26.2 million of amortization expense related to intangible assets.

Other income and expense included interest expense of $35.5 million on our outstanding long-term debt obligations for the year ended December 31, 2006, compared to no interest expense in either of the two preceding years. Also impacting other income and expense in 2006 was the writedown of $9.3 million in deferred financing charges on the extinguishment of debt, and lower investment income due to a lower cash balance available to invest because of the use of cash resources for the AMI and Quill acquisitions.

For the year ended December 31, 2006, we recorded total net income from continuing operations before the cumulative effect of a change in accounting policy of $11.9 million ($0.14 basic net income per share) compared to net income from continuing operations of $8.4 million ($0.10 basic net income per share) for the year ended December 31, 2005. The increase of $3.5 million is due to the factors outlined above and to the reduction in our overall tax rate as certain non tax deductible write-downs in 2005 did not recur in 2006. Income tax expense for the year ended December 31, 2006 also includes a charge of $9.1 million, including interest, related to a recent, retroactive change in the Quebec income tax legislation that increases income taxes payable for 2005 and 2004 (see income taxes).

For the year ended December 31, 2005, we recorded total net income from continuing operations of $8.4 million ($0.10 basic net income per share) compared to net income from continuing operations of $53.0 million ($0.63 basic net income per share) for the year ended December 31, 2004. The decrease of $44.6 million is due to an increase in IPR&D expense from $6.4 million in 2004 to $55.0 million in 2005 as described above in the segment discussion.

Revenues

(in thousands of U.S.$)	**Years ended December 31,**		
	2006	**2005**	**2004**
Pharmaceutical Technologies:			
Royalty revenue – paclitaxel-eluting stents	159,487	183,566	98,408
Royalty revenue – other	15,767	5,637	2,230
Product sales	4,165	5,334	8,281
License fees	1,231	5,111	17,312
	180,650	199,648	126,231
Medical Products:			
Product sales	134,425	-	-
Total revenues	315,075	199,648	126,231

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC for the year ended December 31, 2006 decreased by 13% as compared to the year ended December 31, 2005. The decrease in royalty revenues was primarily a result of lower sales of paclitaxel-eluting stents by BSC and a 2% reduction, from 11% to 9%, in our top royalty rate earned on certain sales after BSC achieved certain revenue thresholds in 2005. Royalty revenue for the year ended December 31, 2006 was based on BSC's net sales for the period October 1, 2005 to September 30, 2006 of $2.2 billion, of which $1.5 billion was in the U.S., compared to the comparable prior year net sales of $2.4 billion, of which $1.7 billion was in the U.S. The average gross royalty rate earned in the year ended

December 31, 2006 on BSC's net sales was 7.9% for sales in the U.S. and 6.0% for sales in other countries compared to an average rate of 8.3% for sales in the U.S. and 6.5% for sales in other countries for the year ended December 31, 2005.

Other royalty revenue increased $10.2 million to $15.8 million for the year ended December 31, 2006 as compared to $5.6 million for the year ended December 31, 2005. The majority of this increase was due to the $9.0 million received from Orthovita, Inc in December 2006 under the definitive agreement (described above – see "Collaboration, License and Sales and Distribution Agreements") where Orthovita purchased our profit-sharing royalty rights for certain of its products for $9.0 million in cash.

The significant increase in royalty revenue for the year ended December 31, 2005 compared to the year ended December 31, 2004 was a result of several factors, including the contribution of four full quarters of royalty revenues derived from BSC paclitaxel-eluting coronary stent system sales, continued market penetration of drug-eluting stents in the U.S. and Europe, and a one percentage point (1%) increase in our royalty rate on sales of paclitaxel-eluting coronary stent systems by BSC as a result of BSC exercising their option on November 23, 2004 to obtain exclusive rights to develop, market and sell paclitaxel-eluting stents in the coronary vascular field pursuant to our 1997 License Agreement. This was partially offset by the fact that BSC achieved certain revenue thresholds in 2005, and accordingly our top royalty rate earned on certain sales by BSC decreased by 2%, from 11% to 9%.

We expect revenues in the Pharmaceutical Technologies segment to decrease in 2007 as compared to 2006, based on information recently released by BSC indicating that BSC's worldwide sales of paclitaxel-eluting stents had declined in BSC's fourth quarter ending December 31, 2006.

Sales for the Medical Products segment for the year ended December 31, 2006 represent sales of products obtained through the acquisition of AMI which was completed on March 23, 2006. We expect our product sales to increase in 2007 as compared to 2006, reflecting a full year of operating results from the businesses acquired through the AMI acquisition, as well as continued growth, consistent with that observed in prior years, of certain of those businesses and product lines.

Expenditures

(in thousands of U.S.$)	Years ended December 31,		
	2006	**2005**	**2004**
License and royalty fees	25,605	28,345	18,072
Cost of products sold	68,067	5,653	5,632
Research and development	45,393	31,988	26,659
Selling, general and administrative	78,732	37,837	21,180
Depreciation and amortization	36,014	9,540	9,235
In-process research and development	1,042	54,957	6,375
	254,853	168,320	87,153

License and royalty fees

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily as a result of paclitaxel-eluting coronary stent system royalty revenue received from BSC. The decrease in this expense in the year ended December 31, 2006 when compared to the year ended December 31, 2005 reflects the decline in our royalty revenue during this period. We expect license and royalty fee expense to continue to be a significant cost in 2007, but lower than in 2006, consistent with the expected decline in royalty revenue.

The increase in this expense in the year ended December 31, 2005 when compared to the year ended December 31, 2004 reflects the increase in our royalty revenue.

Cost of products sold

Cost of products sold increased by $62.4 million to $68.1 million for the year ended December 31, 2006 compared to $5.7 million for the year ended December 31, 2005 primarily as a result of the AMI acquisition. The gross margin for 2006 was 51%. We expect that cost of products sold will increase in 2007, reflecting the expected growth of our product sales and a full year of operating results from the businesses acquired through the AMI acquisition.

13

Research and development

Our research and development expense is comprised of costs incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and operating and occupancy costs. Our research and development activities occur in two main areas:

(i) Discovery and preclinical research - Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and pursuing patent protection for our discoveries.

(ii) Clinical research and development - Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing clinical product candidates towards a goal of obtaining regulatory approval to manufacture and market these product candidates in various geographies.

Research and development expenses for these two main areas and by clinical project for the years ended December 31, 2006, 2005 and 2004 were as follows:

(in thousands of U.S.$)	Years ended December 31,		
	2006	**2005**	**2004**
Discovery and pre-clinical research	24,108	22,513	15,715
Ongoing clinical programs:			
Vascular Wrap™ Paclitaxel-Eluting Mesh	9,399	3,567	2,850
Anti-infective Central Venous Catheter	7,379	2,314	-
Medical products	5,169	366	1,394
	46,055	28,760	19,959
Completed clinical programs:			
Adhibit™ Adhesion Prevention Gel	144	1,322	4,425
Other	312	1,250	1,748
	456	2,572	6,173
IPR&D expense	(1,042)	-	-
Stock-based compensation	2,340	2,740	3,176
Less: Depreciation, amortization and inter-company charges allocated to projects above	(1,997)	(1,501)	(2,176)
Total research and development	45,812	32,571	27,132
Less: Research and development relating to discontinued operations	(419)	(583)	(473)
Total research and development relating to continuing operations	45,393	31,988	26,659

Research and development project expenses include all direct costs as well as an allocation of indirect research and development expenses based on direct effort and costs of each project.

The increase of $13.4 million in research and development expenditures to $45.4 million for the year ended December 31, 2006 compared to $32.0 million for the year ended December 31, 2005 was primarily due to increases in clinical development expenditures related to the Vascular Wrap and CVC programs, which required an increase of $4.3 million in third party clinical research and $600,000 in travel costs. In addition, in support of the increase in our clinical activity, we increased the size of our clinical and regulatory department in Virginia during the past year, which added $4.0 million to 2006 costs as compared to the prior year.

Also contributing to the increase in research and development expenditures in 2006 as compared to 2005 was the addition of discovery and pre-clinical research personnel in Vancouver and the $3.9 million impact of the AMI acquisition, which includes expenditures related to work on projects to apply our coating and regulatory development know-how to certain of the acquired medical device product lines.

Total research and development expenditures for the year ended December 31, 2005 increased by $5.3 million to $32.0 million compared to $26.7 million for the year ended December 31, 2004. The increase was primarily due to higher patent procurement costs of $2.2 million resulting from increased patent filing activity; lab supplies, services and equipment of $1.0 million due to increased drug screening and lab activity; consulting costs of $0.9 million and preclinical studies and contract research costs of $0.7 million.

We expect to continue to incur substantial research and development expenses in the future due to the continuation and expansion of our research and development programs, potential technology in-licensing and regulatory related expenses, preclinical testing of various products under development and the planned initiation and continuation of various human clinical studies in 2007. Success of any clinical program may increase overall research and development expenditures due to the expansion or acceleration of the clinical program. We may also incur additional research and development expenses in the future related to combining our technologies with various medical device product lines obtained through the AMI acquisition.

Selling, general and administrative expenses

Total selling, general and administrative expenditures for the year ended December 31, 2006 increased by $40.9 million to $78.7 million compared to $37.8 million in the year ended December 31, 2005. The higher expenditures were primarily due to AMI-related expenditures of $38.5 million, which included $21.8 million for direct sales and marketing personnel and activities, $7.7 million for personnel costs associated with corporate and support functions, and $8.9 million for other operating and occupancy costs. Also contributing to the increase was $1.9 million for restructuring charges.

Total selling, general and administrative expenditures for the year ended December 31, 2005 increased by $16.6 million to $37.8 million compared to $21.2 million in the year ended December 31, 2004. The increase in expenditures was primarily due to higher professional service fees of $8.6 million, arising from an increase in certain patent and litigation related activities, the costs related to a European patent opposition proceeding of $3.6 million, and an increase in salaries and benefits (including stock-based compensation) of $3.7 million reflecting an increase in the number of employees required to support our growing operations.

In 2007, we expect that selling, general and administrative expenses will continue to be higher than in 2006 primarily due to the consolidation of a full year of AMI results and the expansion of marketing activities related to the Quill product lines for wound closure and aesthetic surgery. This will be partially offset by a reduction in general and administrative expenses reflecting broad spending reduction initiatives as well as certain cost synergies related to reorganization activities initiated in the third quarter of 2006. Expenditures could fluctuate depending on potential acquisition and in-licensing transactions that we may undertake and the extent of legal efforts required to support and defend our intellectual property portfolio.

Depreciation and amortization

Depreciation and amortization expense was $36.0 million for the year ended December 31, 2006, compared to $9.5 million for the year ended December 31, 2005. The increase of $26.5 million was primarily due to amortization related to the identifiable intangible assets acquired from AMI and Quill, but also included $2.9 million of accelerated amortization of the intangible assets related to the monetization of the royalty stream from Orthovita in December 2006. Depreciation and amortization expense for the year ended December 31, 2006 was comprised of amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $32.7 million, and depreciation of property, plant and equipment of $3.3 million.

Depreciation and amortization expense for the year ended December 31, 2005 increased by $0.3 million when compared to the year ended December 31, 2004, due to a full year of amortization related to 2004 intangible asset additions, partially offset by a decrease in depreciation of property and equipment due to the consolidation of research and development activities and the related closure of our Palo Alto facility.

Excluding the effect of the accelerated intangible asset amortization related to Orthovita, we expect depreciation and amortization expense to decline slightly in 2007 as the value assigned to the AMI sales order backlog has been fully amortized.

In-process research and development ("IPR&D")

We record IPR&D expense relating to acquired or in-licensed technologies that are at an early stage of development and have no alternative future use. We recorded IPR&D expense of $1.0 million in the year ended December 31, 2006 as a result of license milestone payments made to Poly-Med, Inc. in accordance with a license agreement. For the year ended December 31, 2005, we recorded IPR&D expense relating to transactions with CombinatoRx and Afmedica of $30.6 million and $23.4 million, respectively. We also recorded IPR&D of $1.0 million for a license payment made to Poly-Med as a milestone was met. For the year ended December 31, 2004, we recorded IPR&D of $6.4 million for an upfront license payment made to Poly-Med.

We may incur further IPR&D expenditures in future periods as we continue to in-license or acquire early stage technologies.

Other Income (Expense)

(in thousands of U.S.$)	**Years ended December 31,**		
	2006	**2005**	**2004**
Foreign exchange gain	515	1,092	2,050
Investment and other income	6,235	10,006	5,668
Interest expense on long term-debt	(35,502)	-	-
Write-down of deferred financing costs	(9,297)	-	-
Write-down of investment	-	(5,967)	-
	(38,049)	5,131	7,718

The net foreign exchange gains/losses were primarily the result of changes in the U.S. to Canadian dollar and other foreign currency exchange rates when translating our foreign currency denominated cash, cash equivalents and short-term investments to U.S. dollars at period end. We continue to hold Canadian dollars and other foreign denominated cash, cash equivalents and short-term investments to meet our anticipated operating and capital expenditure needs in future periods in jurisdictions outside of the U.S. We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore are exposed to future fluctuations in the U.S. dollar to Canadian dollar and other foreign currency exchange rates.

Investment and other income for the year ended December 31, 2006 decreased when compared to the prior year primarily due to a lower cash balance available to invest due to the use of cash resources for the AMI and Quill acquisitions.

During the year ended December 31, 2006, we incurred interest expense of $35.5 million on our outstanding long-term debt obligations. Since incurring the senior secured term loan in March 2006, interest rates have ranged between 6.3% and 8.8% and the interest rate on the senior subordinated notes has remained constant at 7.75%. The senior secured term loan was extinguished in December 2006 and replaced with senior floating rate notes. Interest expense also includes $2.0 million for amortization of deferred financing costs. In December 2006, we recognized a writedown of $9.3 million of deferred financing costs related to the extinguishment of the senior secured term loan.

During the year ended December 31, 2005, we recorded a $6.0 million write-down of our investment in CABG Medical Inc., as the decline in fair value of the investment was determined to be other-than-temporary.

Income Tax

Income tax expense for the year ended December 31, 2006 was $10.3 million compared to income tax expense of $28.1 million for the year ended December 31, 2005 and an income tax recovery of $6.2 million for the year ended December 31, 2004.

The effective tax rate for the year ended December 31, 2006 was higher than the statutory Canadian tax rate of 34.1% due primarily to the $9.1 million charge related to a retroactive change in tax legislation, as described below, partially offset by lower tax rates on earnings in certain foreign jurisdictions, and the impact of net losses in certain of our foreign operations.

For the year ended December 31, 2006, income tax expense of $10.3 million consisted of current and deferred income tax expense of $18.2 million on income from Canadian operations, offset partially by a current and deferred income tax recovery of $7.9 million on net losses from U.S. operations (including foreign subsidiaries).

Current tax expense includes a charge of $9.1 million, including interest, related to the 2005 and 2004 taxation years resulting from a retroactive change in Quebec tax legislation enacted in September 2006. The Quebec tax authorities have issued assessment notices to us and a number of other Canadian companies in connection with an internal financing arrangement that was based on legislation in place at the time of implementation. As the legislation is considered to be enacted under U.S. GAAP, we recorded the full amount in the second quarter of 2006, and have recorded interest payable to December 31, 2006. We have filed a Notice of Objection with the Quebec tax authorities. We understand that a number of other Canadian companies have also filed respective Notices of Objection with the Quebec tax authorities.

Discontinued Operations

In September 2006, we determined that certain operating subsidiaries obtained through the AMI acquisition were not aligned with our current business strategy, and we began actively looking to dispose of these subsidiaries. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income. Included in long-term assets from discontinued operations are intangible assets of $5.6 million and goodwill of $9.6 million. In late 2006, we recorded an impairment charge of $7.7 million for these assets, and now expect to fully recover the current estimated net book value of these discontinued operations. We recorded a net loss from discontinued operations for these subsidiaries of $7.7 million for the year ended December 31, 2006.

In 2005, we completed the sale of our Dutch subsidiary, MCTec Holding BV and its operating subsidiary, MCTec BV and decided to close down the offices of our subsidiary, NeuColl, Inc. and terminate its distribution agreements. Accordingly, we reported the results of operations relating to these entities as discontinued operations, for the current and prior periods, in our Consolidated Statement of Income. For the year ended December 31, 2006, we incurred additional operating expenses relating to the closure of NeuColl for which we recorded a net loss from discontinued operations of $1.0 million.

The operating results of discontinued operations are summarized as follows:

(in thousands of U.S.$)	Years ended December 31,		
	2006	**2005**	**2004**
Revenues	10,092	5,275	4,549
Operating loss	(4,045)	(1,646)	(1,209)
Other income (expenses)	4	(1,399)	88
Impairment of assets	(7,700)	(9,122)	-
Loss before income taxes	(11,741)	(12,167)	(1,121)
Income tax recovery	(4,033)	(2,576)	(594)
Loss from discontinued operations	(7,708)	(9,591)	(527)

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2006 and 2005.

The results for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 include the results of AMI since the date of its acquisition on March 23, 2006 and Quill since the date of its acquisition on June 26, 2006. Accordingly, the comparative quarters for 2005 do not include the results of the AMI and Quill operations.

	Quarter ended			
(in thousands of U.S.$, except per share data)	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Total revenues	93,253	86,271	93,606	41,945
Operating income	14,060	16,478	18,123	11,561
Net income (loss) from continuing operations	(5,260)	7,404	2,170	7,580
Net income (loss)	(11,703)	6,926	1,827	7,535
Basic income (loss) per share:				
Continuing operations	(0.06)	0.09	0.02	0.09
Discontinued operations	(0.08)	(0.01)	-	-
Total	(0.14)	0.08	0.02	0.09
Diluted income (loss) per share:				
Continuing operations	(0.06)	0.09	0.02	0.09
Discontinued operations	(0.08)	(0.01)	-	-
Total	(0.14)	0.08	0.02	0.09

	Quarter ended			
(in thousands of U.S.$, except per share data)	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Total revenues	43,846	47,892	52,231	55,680
Operating income (loss)	(41,050)	20,815	22,132	29,431
Net income (loss) from continuing operations	(42,720)	16,325	15,565	19,234
Net income (loss)	(51,260)	15,925	15,320	18,828
Basic income (loss) per share:				
Continuing operations	(0.51)	0.19	0.19	0.23
Discontinued operations	(0.10)	-	-	(0.01)
Total	(0.61)	0.19	0.19	0.22
Diluted income (loss) per share:				
Continuing operations	(0.51)	0.19	0.18	0.23
Discontinued operations	(0.10)	-	-	(0.01)
Total	(0.61)	0.19	0.18	0.22

Fourth Quarter Summary

We recorded a net loss from continuing operations of $5.3 million for the quarter ended December 31, 2006 compared to net income from continuing operations of $7.4 million for the immediately preceding quarter. The change from the prior quarter was primarily related to a decline in royalty revenue derived from sales of paclitaxel-eluting coronary stents by BSC, a $9.3 million write-down of deferred financing costs on the extinguishment of debt, and additional termination costs related to the integration of AMI operations.

Summary of Quarterly Results

The primary factors and trends that have caused variations in our quarterly results are as follows:

(i) AMI acquisition – The last three quarters include the results of AMI from the date of acquisition, March 23, 2006. AMI's product sales revenue for the fourth, third and second quarters were $43.6, $41.6, and 49.2 million, respectively, resulting in a significant increase to total revenue. Concurrent with the AMI acquisition, we issued significant long-term debt which resulted in interest expense of $11.9, $11.3 and $12.3 million in the fourth, third

and second quarters of 2006, respectively. Amortization expense related to identifiable intangible assets acquired in the AMI acquisition was $6.4, $6.7 and $7.3 million in the fourth, third and second quarters of 2006, respectively.

(ii) Royalty Revenue from BSC – We receive royalty revenue from BSC based on BSC's net sales of paclitaxel-eluting stent systems throughout the world. Our royalty revenues have been approximately $40.0 to $50.0 million per quarter since the third quarter of 2004 when we received our first substantial royalty payment. In the third quarter of 2005, royalty revenue from BSC began to decrease due to a 2% reduction in our top royalty rate earned on certain sales by BSC, from 11% to 9%, as a result of BSC achieving certain revenue thresholds in 2005 and a reduced amount of paclitaxel-eluting stent sales by BSC as compared to prior quarters. In the second, third and fourth quarters of 2006 there was also a decrease in sales of paclitaxel-eluting stents by BSC in the U.S. where the average royalty rate is generally higher than in Europe and other countries.

(iii) IPR&D expense– The amount of IPR&D expense recorded in each quarter depends on the timing of acquisitions and transactions with research and development collaborators. As these expenses are often significant when compared to other operating expenditures, the results in any quarter could be materially affected by the timing of such expenses. In each of the first quarters of 2006 and 2005 we recorded $1.0 million IPR&D expense relating to our license agreement with Poly-Med, Inc., increasing the loss for each quarter. In the fourth quarter of 2005, we recorded IPR&D expense of $54.0 million relating to our investment and collaboration transaction with CombinatoRx, Incorporated and our acquisition of Afmedica, Inc., resulting in a net loss for the quarter.

(iv) Income tax expense –Significant estimates are required in determining our provision for income taxes. Our effective tax rate may change from quarter to quarter based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

(v) Other factors – Our results may also be affected by fluctuations in research and development expenses and in selling, general and administrative expenses from quarter to quarter due to our continued expansion of our research and development programs, increases in legal efforts required to support our intellectual property portfolio and increases in the number of employees required to support our growing operations.

Liquidity and Capital Resources

On March 23, 2006, concurrent with our acquisition of AMI, we completed an offering of $250.0 million in aggregate principal amount of 7.75% senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425.0 million senior secured credit facility consisting of a $350.0 million term facility maturing in 2013 and a $75.0 million revolving credit facility maturing in 2011. None of the $75.0 million credit facility was drawn. The net proceeds from the sale of the $250.0 million 7.75% senior subordinated notes due 2014 and the $350.0 million term loan, as well as cash on hand, were used to finance the AMI acquisition. In December 2006, we repaid the term loan with the proceeds from the issuance of senior floating rate notes in the aggregate principal amount of $325.0 million, due December 1, 2013 and cash on hand. We also terminated the revolving credit facility.

The significant terms relating to our senior subordinated notes and senior floating rate notes are described below.

At December 31, 2006, we had working capital of $109.0 million, excluding current assets and current liabilities from discontinued operations, and cash resources of $99.3 million, consisting of cash and cash equivalents. In aggregate, our cash resources decreased by $215.8 million from $324.4 million at December 31, 2005 primarily due to the use of cash to finance the AMI and Quill acquisitions. These cash resources, in addition to cash generated from operations, are used to support our continuing clinical studies, research and development initiatives, working capital requirements, debt servicing requirements and for general corporate purposes. We may also use our cash resources to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.

We believe that our existing principal sources of liquidity, working capital and cash from operations, are sufficient to satisfy the funding of current product development programs, contractual obligations, and other operating and capital requirements, including debt servicing requirements and other potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis. Our cash inflows and the amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings. We may also from time to time consider certain financing opportunities, including various types of debt or equity securities, as alternatives to our current senior floating rate notes and senior subordinated notes.

Cash Flow Highlights

(in thousands of U.S.$)	Years ended December 31,		
	2006	**2005**	**2004**
Cash provided by operating activities	56,531	88,879	78,112
Cash used in investing activities	(576,288)	(148,274)	(231,842)
Cash provided by financing activities	556,926	3,314	7,845
Net increase (decrease) in cash and cash equivalents	37,169	(56,081)	(145,885)
Cash and cash equivalents, end of period	99,332	62,163	118,244

Cash Flows from Operating Activities

Cash provided by operating activities for the year ended December 31, 2006 was $56.5 million compared to $88.9 million for the year ended December 31, 2005. Net income for the year ended December 31, 2006, excluding non-cash items, resulted in cash inflows of $47.1 million compared to $90.4 million in 2005. The decrease in net cash income was the net result of a $24.1 million decrease in royalty revenue from BSC to $159.5 million, an increase in interest expense partially offset by an increase in earnings related to AMI. Working capital requirements resulted in cash inflows of $9.4 million during the year ended December 31, 2006 compared to cash outflows of $1.5 million for 2005. The increase in cash inflows related to working capital for the year ended December 31, 2006 was primarily driven by an increase in income taxes and interest payable, offset by an increase in inventory held.

Cash provided by operating activities for the year ended December 31, 2005 was $88.9 million compared to $78.1 million for the year ended December 31, 2004. For fiscal 2005, cash provided by operating activities was derived from royalties received from BSC of $183.6 million and other revenues of $16.2 million, partially offset by operating expenses of $109.4 million. There were also net changes in non-cash working capital items of $1.5 million, primarily due to payment of accounts payable and accrued liabilities and an increase in receivables, partially offset by an increase in income taxes payable. For the year ended December 31, 2004, cash provided by operating activities was derived from royalties received from BSC of $98.4 million and other revenues of $31.0 million, offset by operating expenses of $70.7 million. There were also net changes in non-cash working capital items that provided cash of $19.4 million primarily due to an increase in accounts payable and accrued liabilities and collection of accounts receivable.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2006 was $576.3 million compared to net cash used in investing activities of $148.3 million in 2005 and net cash used in investing activities of $231.8 million in 2004. For the year ended December 31, 2006 net cash used was primarily for the AMI and Quill acquisitions, net of redemptions on short-term and long-term investments. Net cash used in investing activities for the years ended December 31, 2005 and 2004 was primarily due to purchases of short-term and long-term investments.

We invest our excess cash balances in short-term marketable securities, principally investment grade commercial debt and government agency notes. The primary objectives of our marketable securities portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return while preserving our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. Cash equivalents have maturity dates to March 19, 2007. At December 31, 2006, we retained $17.3 million (CDN $20.1 million) denominated in Canadian dollars in order to meet our anticipated Canadian operating and capital expenditures in future periods.

Cash Flows from Financing Activities

Cash provided by financing activities for year ended December 31, 2006 of $556.9 million was mainly due to net proceeds received from the senior floating rate notes and the senior subordinated notes and proceeds from exercise of stock options of $6.5 million. Cash flows from financing activities for years ended December 31, 2005 and 2004 are primarily from proceeds from the exercise of stock options.

Senior Floating Rate Notes

On December 11, 2006, the Company issued senior floating rate notes due 2013 in the aggregate principal amount of $325 million. The senior floating rate notes bear interest at an annual rate of LIBOR (London Interbank Offered Rate) plus 3.75%, which is reset quarterly. Interest is payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year through to maturity. The senior floating rate notes are unsecured senior obligations, are guaranteed by certain of the Company's subsidiaries and rank equally in right of payment to all of the Company's existing and future senior indebtedness.

Prior to June 1, 2008, we may redeem up to 35% of the aggregate principal amount of the notes using net cash proceeds of one or more public equity offerings, and on or after June 1, 2008, we may redeem all or a part of the notes at specified redemption prices.

Senior Subordinated Notes

On March 23, 2006, we issued $250.0 million aggregate principal amount of 7.75% senior subordinated notes due 2014. Interest is payable semi-annually in arrears on April 1 and October 1 of each year through to maturity beginning October 1, 2006. The senior subordinated notes and related note guarantees provided by us and certain of our subsidiaries are subordinated to our senior floating rate notes described above. Prior to April 1, 2009, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity and convertible debt offerings, and on or after April 1, 2009, we may redeem all or a part of the notes at specified redemption prices.

Debt Covenants

The terms of the indentures governing our senior floating rate notes and our senior subordinated notes include various covenants that impose restrictions on the operation of our business and the business of our subsidiaries, including the incurrence of certain liens and other indebtedness. As of December 31, 2006, we are in material compliance with all covenants and are not in breach of any provision of the indentures governing the senior subordinated notes and senior floating rate notes that would cause an event of default to occur.

Contractual Obligations

Our significant contractual obligations for the next five years and thereafter include:

(in thousands of U.S.$)	Payments due by period				
	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Long-term debt repayments	575,000	-	-	-	575,000
Long-term debt interest obligations	348,215	49,394	98,870	98,787	101,164
Operating leases	22,715	2,970	4,383	3,433	11,929
License, research and technology development agreements	30,740	10,680	20,060	-	-
Total obligations	976,670	63,044	123,313	102,220	688,093

Long-term debt includes $325.0 million of senior floating rate notes and $250.0 million of senior subordinated notes. Repayments are based on contractual commitments as defined in the indentures governing the notes. Long-term debt interest obligations on variable (floating) rate debt are estimated using the current interest rates in effect at December 31, 2006. Long-term debt repayments and interest obligations assume no early repayment of principal.

We have entered into operating leases in the ordinary course of business for office and laboratory space with various expiries through July 2019. Included in the above schedule are our commitments to research and development funding payments of $2.8 million relating to an agreement with Poly-Med, Inc., and minimum technology development commitments of $19.5 million relating to the acquisition of Quill.

The table above does not include any cost sharing or milestone payments in connection with research and development collaborations with third parties as these payments are contingent on the achievement of specific developmental, regulatory or commercial activities and milestones. In addition, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. We have the option to extend our research collaboration with CombinatoRx from 30 months to 60 months for additional consideration of $7.0 million. We have a contingent obligation of $10.0 million to former Afmedica equity holders should we reach certain development and regulatory milestones with respect to any Afmedica product. We may be required to make additional contingent payments of up to $160.0 million to the former shareholders of Quill upon the achievement of certain revenue and development milestones. These payments to the former Quill shareholders are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. We may also have to make royalty payments based on a percentage of future sales of certain products associated with certain collaborators and licensors in the event regulatory approval for marketing is obtained.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the U.S., at December 31, 2006 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires us to recognize the tax benefit only if that position is "more likely than not" of being sustained on an audit basis solely on the technical merit of the position. FIN No. 48 also requires expanded qualitative and quantitative disclosures regarding those tax benefits. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN No. 48 and the amounts reported after adoption are to be accounted for as an adjustment to the beginning balance of retained earnings. FIN No. 48 is effective for us beginning January 1, 2007. We are currently assessing the potential impact that the adoption of FIN No. 48 will have on our financial statements. We are in the process of reviewing all of our uncertain tax positions but are not yet in a position to quantify any changes which may occur upon adoption of this pronouncement.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. SFAS 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. We are assessing the potential impact that the adoption of SFAS 157 will have on our financial statements.

Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Risks Related to our Business

You should consider carefully the following information about these risks, together with all of the other information contained within this document. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed.

Boston Scientific Corporation ("BSC") may be enjoined from selling, or otherwise become subject to limitations applicable to its ability to sell, TAXUS in the U.S.

Our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC's ability to continue to sell its TAXUS Express2™ stent and launch and sell the TAXUS Liberté stent in the U.S. BSC is involved in several legal proceedings concerning challenges to its stent business. As an example, on June 21, 2005, a Delaware jury held that BSC's TAXUS Express2™ paclitaxel-eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation ("Cordis"), a subsidiary of Johnson & Johnson Inc. ("JNJ"). These jury verdicts were upheld by the District Court of Delaware on May 11, 2006. On July 1, 2005, the jury held that Cordis/JNJ's Bx VELOCITY, Bx SONIC, CYPHER® and PALMAZ GENESIS stents infringe BSC's Jang patent (U.S. 5,922,021) and that Cordis/JNJ's CYPHER stent infringed BSC's Ding patent (U.S. 6,120,536). On May 11, 2006, the District Court of Delaware decided that JNJ's CYPHER stent infringes one of BSC's patents. Cordis is not seeking injunctive relief against the TAXUS Express2 stent. Although the Palmaz Schatz patent expired at the end of 2005, the Gray patent does not expire until 2016. Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched. If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent. As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced. As another example, BSC was recently involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express2™ paclitaxel-eluting and Express bare metal stents. A settlement in this matter was announced on September 21, 2005. On November 8, 2005, BSC filed a civil action in Delaware asserting infringement of BSC's Jang patent by Conor Medsystems, Inc. ("Conor"). The Delaware Court has set a trial date in October 2007. We expect that our licensees, including BSC and others, may be involved in other material legal proceedings in the future relating to paclitaxel-eluting stents.

We depend on BSC for a significant amount of our future revenues and development of TAXUS.

Although the acquisition of AMI has diversified our revenue, we anticipate that a significant amount of our revenue for the next few years will be derived from and dependent upon royalty revenues from BSC. We do not have control over the sales and marketing efforts, stent pricing, production volumes, distribution or regulatory environment related to BSC's paclitaxel-eluting coronary stent program. Our involvement is limited to the terms of our 1997 license agreement, (as amended) with BSC and Cook (the "1997 License Agreement"), which provides for the receipt of royalty revenue based on the net sales of TAXUS and specifies the applicable royalty rates. Certain recent medical studies indicate that the use of drug-eluting stents in patients may increase the rate of late stent thrombosis (the formation of blood clots in the stent), which may cause heart attacks or death, in comparison to the rate of late stent thrombosis when bare-metal stents are used, and BSC has announced in a press release that a recent independent study of stent patients showed a small but statistically significant increase in the incidence of stent thrombosis after one year for the TAXUS stent as compared to a bare-metal control stent. The FDA held meetings on December 7th and 8th of 2006 with a panel of experts to examine these studies and to make a recommendation to the FDA about whether additional studies or labeling changes are needed for drugeluting stents. On January 4, 2007, the panel released a statement recommending that larger and longer premarket clinical trials and longer follow-up for post-approval studies are needed. The panel also recommended that, until more data on off-label use of drug-eluting stents is available, drug-eluting stent labels should indicate that when drug-eluting stents are used off-label patient outcomes may not be the same as the results observed in clinical trials used to support marketing approval.

In a January 25, 2006 corporate warning letter (the "FDA Letter"), the FDA advised BSC that it had not adequately corrected significant regulatory deficiencies previously cited by the FDA in three site-specific warning letters issued to BSC. As stated in the FDA Letter, the FDA may not grant BSC's request for foreign exportation certificates or approve applications for devices reasonably related to the deficiencies cited by the FDA until these deficiencies are resolved. BSC has disclosed that it expects to be ready for a re-inspection by the FDA by the end of the first quarter of 2007. If BSC is impaired in its ability to market and distribute TAXUS, whether due to a failure to comply with applicable regulatory requirements, discovery of a defect in the device, increased incidence of adverse events or identification of other safety issues, or previously-unknown problems with the manufacturing operations for TAXUS (any of which could, under certain circumstances, result in a manufacturing injunction), our revenues could be significantly reduced. BSC's failure to resolve these issues in a timely manner and to the satisfaction of the FDA and other regulatory authorities, or the occurrence of similar problems in the future, could delay the anticipated launch of TAXUS Liberté in the U.S. in 2007 and could have a significant impact on our royalty revenue from sales of TAXUS. Additionally, BSC may terminate the 1997 License Agreement under certain circumstances, including, if BSC is unable to acquire a supply of paclitaxel at a commercially reasonable price, if BSC reasonably determines that the paclitaxel-eluting coronary stent is no longer commercially viable, or if our license agreement with the National Institutes of Health ("NIH"), certain of which rights are sublicensed to BSC, terminates. During the year ended December 31, 2006, revenue from BSC represented approximately 51% of our total revenue from continuing operations and 46% of our total revenue from continuing operations on a pro forma basis.

The amounts payable by BSC to us vary from 1% to 9% of net sales depending on various factors, including volume of sales from time to time. From these amounts, we must pay certain royalties to our licensors, including the NIH and the University of British Columbia ("UBC"), under license agreements. The average gross royalty rate earned in the year ended December 31, 2006 on BSC's sales for the period October 1, 2005 to September 30, 2006 was 7.9% for sales in the U.S. (as compared to 8.3% in the year ended December 31, 2005) and 6.0% for sales in other countries (as compared to 6.5% in the year ended December 31, 2005). There is no guarantee that royalty payments under the license agreement with BSC will continue, and demand for BSC's paclitaxel-eluting coronary stent products could decline as a result of competition, technological change, reimbursement or other factors.

We may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs.
Successful integration of AMI into our business depends upon our management's continued ability to manage the combined operations effectively and to benefit from increased manufacturing and sales and marketing capabilities, product synergies and revenue diversification. The acquisition of AMI substantially increased the scale and scope of our operations. In connection with the integration of AMI, we must manage the creation of new divisions, or the consolidation or elimination of divisions, in our business and expand the functions currently performed by us. In particular, AMI has significant manufacturing operations and capacity, marketing and dedicated sales teams and highly fragmented operations, including manufacturing facilities located in four different countries and approximately 1,400 employees. The integration process involves complex operational and personnel-related challenges. This process is time-consuming and expensive. It may require a longer than expected time frame to achieve integration and integration may not result in the benefits, in the times or amounts, we currently expect.

Other risks that may result from the acquisition of AMI include:
• difficulties associated with integrating into our business and operations the operations and personnel of AMI;
• potential disruption of both companies' business;
• inability to introduce new products into the marketplace or maintain or increase current sales levels of existing products;
• inability to maintain a competitive product offering;
• diversion of management's attention and other resources;
• successful integration may be more complex and require a longer time frame to achieve;
• inability of the companies to maintain uniform standards, controls, procedures and policies;
• difficulties associated with attracting and retaining key personnel;
• loss of customers;
• unanticipated costs of terminating or relocating facilities and operations; and
• unanticipated issues in integrating information, communications and other systems.

We have only recently achieved profitability and may not be able to maintain profitability.
We began operations in 1992 and have incurred a loss from operations in each of the years of our existence except for fiscal 2004 and 2006. As of December 31, 2006, our accumulated deficit was $41.0 million. Our ability to maintain profitability will depend on, among other things, the successful integration of acquired operations, and the successful commercialization of new technologies.

While we believe that our available cash, working capital and cash generated from operations should be sufficient to meet our operating and capital needs for the short-term and long-term periods, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties;

opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; expenses associated with litigation; costs associated with integrating AMI; and potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to satisfy the funding of our current research and development programs, to repay or refinance our indebtedness, to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval contractual obligations, to meet other operating and capital requirements, to complete the integration of AMI, or for potential acquisitions and in-licensing of technologies. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of equity or debt.

If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged.
The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products and medical devices. Using our drug candidates or devices in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs or devices, if any, that receive regulatory approval for commercial sale. In addition, some of the products we manufacture and sell are designed to be implanted in the human body for varying periods of time. Even if a drug or device were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product-related risks or product-related information or other safety issues with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a patient.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount in damages. A recall of some of our products could result in exposure to additional product liability claims, lost sales and significant expense to perform the recall. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential loss relating to these types of lawsuits may remain unknown for substantial periods of time. In addition, the cost to defend against any future litigation may be significant.

We do not have insurance covering our costs and losses as a result of any recall of products or devices incorporating our technologies whether such recall is instituted by a device manufacturer or us as required by a regulatory agency. Insurance to cover costs and losses associated with product recalls is expensive. If we seek insurance covering product recalls in the future it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential liability or cover our losses. Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

We do have insurance covering product liability. However, our insurance may not fully protect us from potential product liability claims. If a product liability claim or a series of claims is brought against us in excess of our insurance coverage, our business could suffer. Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

Our success depends on the successful commercialization of our technology, including the technology of AMI.
The successful commercialization of our technology is crucial for our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. Medical devices, pharmaceutical applications and surgical implants utilizing our technology are in various stages of clinical and commercial development and face a variety of risks and uncertainties.

Principally, these risks include the following:
• future clinical trial results may show that some or all of our technology, or the technology of our strategic collaborators that incorporate our technology, is not safe or effective; even if our technology is shown to be safe and effective, we and our strategic collaborators may face significant or unforeseen difficulties in manufacturing our medical devices or the medical devices and surgical implants that use our technology. These difficulties may become apparent when we or our strategic collaborators manufacture the medical devices or surgical implants on a

small scale for clinical trials and regulatory approval or may only become apparent when scaling-up the manufacturing to commercial scale;

• even if our technology-based products are successfully developed, receive all necessary regulatory approvals and are commercially produced, there is no guarantee that there will be market acceptance of them or that they will not cause unanticipated side effects in patients. For example, if drug-eluting stents are found to cause, or are perceived to be the cause of, blood clots in patients, then sales of our drug-eluting stent products may be adversely affected. In addition, there is no guarantee that there will be market acceptance of our products. Our ability to achieve market acceptance for any of our products will depend on a number of factors, including whether or not competitors may develop technologies which are superior to or less costly than our technology-based products, and whether governmental and private third-party payers provide adequate coverage and reimbursement for our products, with the result that our technology-based products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our technology for some other reason, it would likely seriously harm our ability to generate revenue.

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of our products.
Historically, our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. For instance, we collaborate with BSC and Cook to develop and market paclitaxel-eluting coronary and peripheral stents, and with Baxter to manufacture and market our CoSeal® and Adhibit™ products. Strategic collaborators, both existing (particularly BSC) and those that we may collaborate with in the future, are or may be essential to the development of our technology and potential revenue and we have little control over or access to information regarding our collaborators' activities with respect to our products.

Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including:
• failure of a strategic collaborator to continue, or delays in, its funding, research, development and commercialization activities;
• the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs;
• the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and
• the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in our terminating applicable licensing arrangements.

We have and we expect that we will continue to enter into licensing agreements with third parties to give us access to technologies that we may use to develop products through our strategic collaboration and partnership arrangements. The technologies governed by these license agreements may be critical to our ability to maintain our competitive advantage in our existing products and to develop future products. For example, through licenses with the NIH and UBC, we have been granted access to technologies that have contributed to the development of the TAXUS paclitaxel-eluting coronary stent.

Pursuant to terms of existing license agreements, licensors will have the ability under certain specified circumstances to terminate the license. Events which may allow licensors to exercise these termination provisions include our bankruptcy, sub-licensing without the licensor's consent, a transaction which results in our change of control, failure to use the required level of diligence efforts to develop, market and sell products based on the licensed technology, our inability to maintain adequate levels of insurance with respect to the licensed technologies or other acts or omissions that may constitute a breach by us of our license agreement. In addition, any failure to continue to have access to these technologies may materially affect the benefits that we currently derive from the collaboration and partnership arrangements and may negatively impact our results and operations.

We may utilize others to manufacture products that use our technology, and we intend to contract with third party manufacturers to produce commercial quantities of our potential products but we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement, the commercialization of our products could be delayed. If third parties cannot deliver commercial quantities of our products in a timely manner, our revenues could be significantly reduced.

We also may elect to perform manufacturing operations internally. Developing additional commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. While we expect to extend AMI's manufacturing capabilities to other parts of our business, we may not be able to achieve this efficiently or timely given the numerous challenges associated with the integration process. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or leveraging AMI's manufacturing capabilities or obtaining necessary approvals in a timely manner or at all.

If our process related to product development does not result in an approved and commercially successful product, our business could be adversely affected.

We focus our research and development activities on areas in which we have particular strengths. The outcome of any development program is highly uncertain, notwithstanding how promising a particular program may seem. Success in preclinical and early-stage clinical trials may not necessarily translate into success in large scale clinical trials. Further, to be successful in clinical trials, increased investment will be necessary, which will adversely affect our short-term profitability.

In addition, we will need to obtain and maintain regulatory approval in order to market new products. Notwithstanding the outcome of clinical trials for new products, regulatory approval may not be achieved. The results of clinical trials are susceptible to varying interpretations that may delay, limit or prevent approval or result in the need for post-marketing studies. In addition, changes in regulatory policy for product approval during the period of product development and review by regulators of a new application may cause delays or rejection. Even if we receive regulatory approval, this approval may include limitations on the indications for which we can market the product. There is no guarantee that we will be able to satisfy the needed regulatory requirements, and we may suffer a significant variation from planned revenue as a result.

Our current and planned clinical trials may not begin on time, or at all, and may not be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

• the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
• the data and safety monitoring committee of a clinical trial recommends that a trial be placed on hold or suspended;
• patients do not enroll in clinical trials at the rate we expect;
• patients are not followed-up at the rate we expect;
• patients experience adverse side effects or events related to our products;
• patients die or suffer adverse medical effects during a clinical trial for a variety of reasons, including the advanced stage of their disease and medical problems, which may or may not be related to our product candidates;
• regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements;
• the failure of our manufacturing process to produce finished products which conform to design and performance specifications;
• changes in governmental regulations or administrative actions;
• the interim results of the clinical trial are inconclusive or negative;
• pre-clinical or clinical data is interpreted by third parties in different ways; or
• our trial design, although approved, is inadequate to demonstrate safety and/or efficacy.

Clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient follow-up in clinical trials depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures to assess the safety and effectiveness of our stents, or they may be persuaded to participate in contemporaneous trials of competitive products. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial.

Our clinical trial costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the entire program.

Pre-clinical development is a long, expensive and uncertain process, and we may terminate one or more of our pre-clinical development programs.
We may determine that certain pre-clinical product candidates or programs do not have sufficient potential to warrant the allocation of resources. Accordingly, we may elect to terminate our programs for such product candidates. If we terminate a pre-clinical program in which we have invested significant resources, our prospects will suffer, as we will have expended resources on a program that will not provide a return on our investment and will have missed the opportunity to have allocated those resources to potentially more productive uses.

We may not be able to protect our intellectual property or obtain necessary intellectual property rights from third parties, which could adversely affect our business.
Our success depends, in part, on ensuring that our intellectual property rights are covered by valid and enforceable patents or effectively maintained as trade secrets and our ability to detect violations of our intellectual property rights and enforce such rights against others.

The validity of our patent claims depends, in part, on whether prior art references described or rendered obvious our inventions as of the filing date of our patent applications. We may not have identified all prior art, such as U.S. and foreign patents or published applications or published scientific literature, that could adversely affect the validity of our issued patents or the patentability of our pending patent applications. For example, patent applications in the U.S. are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the U.S. are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications related to, our technology. In the event that a third party has also filed a U.S. patent application covering a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the U.S. It is possible that we may be unsuccessful in the interference, resulting in a loss of some portion or all of our U.S. patent positions. The laws in some foreign jurisdictions do not protect intellectual property rights to the same extent as in the U.S., and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We have filed and are pursuing patent applications in Canada, the U.S. and other jurisdictions. We hold more than 160 U.S. patents and have over 190 U.S. patent applications that cover various aspects of our technology, where many of these patents and applications have foreign counterparts. We may not be able to obtain patent protection for key elements of our technology, as the patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent Office or enforced by the U.S. federal courts. Rights under any of our issued patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, even if a patent is issued, the coverage claimed in a patent application may be significantly reduced in the patent as granted. There can be no assurance that:
• patent applications will result in the issuance of patents;
• additional proprietary products developed will be patentable;
• licenses we have obtained from third parties that we use in connection with our technology will not be terminated;
• patents issued will provide adequate protection or any competitive advantages;
• patents will not be successfully challenged by any third parties; or
• the patents of others will not impede our or our collaborators' ability to commercialize our technology.

For example, the drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, others may independently develop similar products or technologies or, if patents are issued to us, design around any patented technology developed by us, which could affect our potential to generate revenues and harm our results of operations.

Patent protection for our technology may not be available based on prior art. The publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we or a third party were the first creator of inventions covered by issued patents or pending patent applications or that we or a third party were the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent Office, or other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the outcome were favorable. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from making, using or selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all. We may also be forced to pay damages or royalties for our past use of such intellectual property rights, as well as royalties for any continued usage.

As part of our patent strategy, we have filed a variety of patent applications internationally. Oppositions have been filed against various granted patents that we either own or license and which are related to certain of our technologies. On January 25, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our European Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems and Sahajanand Medical Technologies Pvt. Ltd. ("SMT")) subsequently submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal. On March 14, 2007, the European Patent Office is scheduled to hold an Oral Hearing to determine whether these Notices of Intervention and of Appeal were validly filed. With respect to European Patent No. EP0711158 (which Angiotech licenses from the NIH) the European Patent Office has scheduled an Oral Hearing for October 25, 2007. The oppositions against European Patent Nos. EP0809515, EP0975340 and EP1155690 are at an early stage, with briefs being exchanged. On September 29, 2006 and October 4, 2006, oppositions were filed by three parties against European Patent No. EP1118325 (which Angiotech licenses from NIH), and the parties are waiting for the European Patent Office to take further action. Beginning on December 21, 2006, six parties filed oppositions to the grant of EP1407786, where Angiotech licenses this patent from Scimed Life Systems, Inc. On July 7, 2006, an Opposition was filed against our New Zealand Patent No. 523799, and we have indicated our intent to defend an amended form of this patent. The grant of European Patent No. EP0830100, which relates to our ePTFE vascular graft products, was opposed with an Oral Hearing conducted on September 28, 2006. At the end of the Hearing, the European Patent Office determined that an amended form of the patent was valid. The opponent appealed this decision. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. Angiotech has appealed this decision to Japan's Intellectual Property High Court, and a hearing was held on December 11, 2006. As a result of that hearing, Angiotech and the Japanese Patent Office were each asked to file an additional brief with the court, and the next hearing date was scheduled for April 17, 2007. The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

Our future success and competitive position depend in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our approved products and principal product candidates. Any such success depends in part on effectively prosecuting claims against others who we believe are infringing our rights and by effectively defending claims of intellectual property infringement brought by our competitors and others. The stent-related markets have experienced rapid technological change and obsolescence in the recent past, and our competitors have strong incentives to stop or delay us from introducing new products and technologies. See "We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights."

We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor's technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

We have obtained licenses from third parties with respect to their intellectual property that we use in connection with our technology. However, we may need to obtain additional licenses for the development of our current or future products. Licenses may not be available on satisfactory terms or at all. If available, these licenses may obligate us to exercise diligence in bringing our technology to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could seriously harm our business. We may also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

Certain of our key technology includes trade secrets and know-how that may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we undertake to require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that all employees, consultants, advisors and collaborators have signed such agreements, or that these agreements will adequately protect our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Furthermore, any confidentiality agreements in existence may be breached and we may not have adequate remedies for any such breach. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

Compulsory licensing and/or generic competition may affect our business in certain countries.
In a number of countries governmental authorities and other groups have suggested that companies which manufacture medical products (i.e., pharmaceuticals and medical devices) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical or medical device company does not do so, their patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.
In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we intend to pursue all cost-efficient strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.

For example, on February 1, 2005, we announced that, together with BSC, we commenced a legal action in the Netherlands against Conor for patent infringement of the Netherlands-equivalent of EP0706376. The Dutch Court has scheduled a Hearing for this lawsuit on June 8, 2007. On February 18, 2005, a claim was filed by Conor in a court in the United Kingdom alleging that the U.K.-equivalent of EP0706376 is invalid and seeking to have that patent revoked. Trial on this issue was held in the United Kingdom in October 2005 and in December 2005. On February 24, 2006, the court held that this U.K. patent was invalid. We appealed this decision by the High Court of Justice ; however, our appeal was dismissed by the U.K. Court of Appeal in a Judgment dated January 16, 2007. An appeal to the House of Lords was lodged on February 13, 2007. On March 31, 2005, a claim was filed by Conor in a court in Australia, alleging invalidity of three of our Australian patents. A bifurcated trial in this Australian patent revocation action is scheduled for March 12-16, 2007 and September 17 through October 26, 2007. On April 4, 2005, we along with BSC commenced legal action in the Netherlands against SMT for patent infringement of the Netherlands-equivalent of EP0706376. A hearing was held on March 10, 2006, and the court issued a decision on May 3, 2006, finding the patent valid and the activity of SMT to be an infringement of the patent. SMT appealed this decision, but a date for the appeal hearing has not yet been set. In November 2005, Conor commenced a legal action in the Netherlands against us, asserting that the Netherlands patent which corresponds to our EP0706376 patent is invalid and should be revoked. A hearing on both the patent validity issue and the issue of whether Conor's CoStar™ stent infringes at least one claim of the Netherlands-equivalent to EP0706376 occurred on October 27, 2006, in the Hague. The Court issued their decision on January 17, 2007 finding that the patent contains a valid claim which was infringed by the state of Conor's CoStar stent. Conor was enjoined from selling CoStar in the Netherlands. The Court requested that various submissions be made by April 18, 2007 in regard to potential claim amendments. In December 2005, BSC and we initiated a Preliminary Proceedings action against Occam International BV and its parent company Biosensors BV requesting a preliminary injunction for infringement of the Netherlands-equivalent of EP0706376. A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. BSC and Angiotech filed an appeal to this judgment on February 24, 2006. The outcomes of these legal proceedings are uncertain at this time. JNJ recently acquired Conor and we are uncertain what effect, if any, the acquisition will have on our legal proceedings against Conor.

On September 9, 2005, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited ("Pearsalls"), one of AMI's subsidiaries, for infringement of DePuy Mitek's patent which relates to certain sutures (U.S. Patent No. 5,314,446). On September 26, 2006, both Markman and Summary Judgment Hearings were held, and the Court has taken the matter under advisement with no date for further action being set. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of AMI's subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (U.S. Patent No. 5,025,797 and U.S. Patent No. 5,400,798) was held in December 2005, and a decision is awaited.

We intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

Our involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources and intellectual property litigation may be used against us as a means of gaining a competitive advantage. Competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:
• pay substantial damages or back royalties;
• cease the development, manufacture, use or sale of product candidates or products that infringe upon the
  intellectual property of others;
• expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;
• discontinue processes incorporating infringing technology; or
• obtain licenses to the infringed intellectual property.

We cannot assure you that we will be successful in developing or acquiring non-infringing intellectual property or that necessary licenses will be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we cannot develop or acquire such intellectual property or obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent Office, or other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favorable.

Our ability to operate could be hindered by the proprietary rights of others.
A number of pharmaceutical, biotechnology and medical device companies as well as research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights, including those that we license from others. We are aware of other parties holding intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our current or future patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties' patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we would be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Obtaining any such licenses could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Technological advances and evolving industry standards could reduce our future product sales, which could cause our revenues to grow more slowly or decline.
The markets for our products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions and enhancements. The emergence of new industry standards in related fields may adversely affect the demand for our products. This could happen, for example, if new standards and technologies emerged that were incompatible with customer deployments of our applications. In addition, any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any of the expenses incurred in connection with their development. We cannot assure you that we will succeed in developing and marketing product enhancements or new products that respond to technological change, new industry standards, changed customer requirements or competitive products on a timely and cost-effective basis. Additionally, even if we are able to develop new products and product enhancements, we cannot assure you that they will achieve market acceptance.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no such claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

We may incur significant costs complying with environmental laws and regulations.
Our research and development processes and manufacturing operations involve the use of hazardous materials. We are subject to federal, state, provincial, local and other laws and regulations in the countries in which we operate or sell our products, which govern the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or the discovery of pre-existing contamination at one or more of our facilities, we could be held liable for any damages that result and any such liability could exceed our resources. We may not be specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

We face and will continue to face significant competition.
Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include JNJ, Guidant Corporation, Genzyme Corporation, Baxter, Abbott Laboratories, BSC, Medtronic, Inc., Wyeth, Inc., Novartis AG, C.R. Bard, the Allegiance division of Cardinal Health, Inc., Bausch & Lomb, and Tyco Ltd., among others. We also face competition from non-medical device companies, such as pharmaceutical companies, which may offer non-surgical alternative therapies for disease states which are currently or intended to be treated using our products. Other companies may:
• develop and obtain patent protection for products earlier than us;
• design around patented technology developed by us;
• obtain regulatory approvals for such products more rapidly;
• have greater manufacturing capabilities and other resources;
• have larger or more experienced sales forces;
• develop more effective or less expensive products; or
• have greater success in obtaining adequate third-party payer coverage and reimbursement for their competing
  products.

While we intend to expand our technological capabilities in order to remain competitive, there is a risk that:
• research and development by others will render our technology or product candidates obsolete or non-competitive;
• treatments or cures developed by others will be superior to any therapy developed by us; and
• any therapy developed by us will not be preferred to any existing or newly-developed technologies.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement or market acceptance for them.
Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which coverage and reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third party payers or supported by the market for these products. There can be no assurance that third party payers' coverage and reimbursement will be available or sufficient for the products we might develop.

Third party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of or payment for our products, could have a material adverse effect on our ability to operate profitably. In some countries in the EU and in the U.S., significant uncertainty exists as to the reimbursement status of newly-approved healthcare products, and we do not know whether adequate third-party coverage and reimbursement will be available for us to realize an appropriate return on our investment in product development, which could seriously harm our business. In the U.S., while reimbursement amounts previously approved appear to have provided a reasonable rate of return, there can be no assurance that our products will continue to be reimbursed at current rates or that third party payers will continue to consider our products cost-effective and provide coverage and reimbursement for our products, in whole or in part.

We cannot be certain that our products will gain commercial acceptance among physicians, patients and third party payers, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

Future legislation or regulatory changes to, or consolidation in, the healthcare system may affect our ability to sell our product profitably.
There have been, and we expect there will continue to be, a number of legislative and regulatory proposals to change the healthcare system, and some could involve changes that could significantly affect our business. Efforts by governmental and third party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which would seriously harm our business. Additionally, initiatives to reduce the cost of healthcare have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from certain market segments as consolidated groups such as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, and third party reimbursement policies will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and competitors, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

We must receive regulatory approval for each of our product candidates before they can be sold commercially in Canada, the U.S. or internationally, which can take significant time and be very costly.
The development, manufacture and sale of medical devices and human therapeutic products in Canada, the U.S. and internationally is governed by a variety of statutes and regulations.

These laws require, among other things:
• approval of manufacturing facilities and practices;
• adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

- review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and
- control of marketing activities, including advertising and labeling.

The product candidates currently under development by us or our collaborators will require significant research, development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed. Even if regulatory approval is obtained, regulatory agencies may limit the approval to certain diseases, conditions or categories of patients who can use them.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

The products and manufacturing facilities of AMI that have regulatory approval, as well as any of our products and manufacturing facilities that may receive regulatory approval, are or will be subject to ongoing regulation.
We currently manufacture Lifespan® Vascular Grafts, for sale by Edwards Lifesciences Corporation ("Edwards") in our Laguna Hills, CA facility, specialty coatings for use with medical device products at our Henrietta, NY facility and we rely on our collaborators for the manufacture of some of our other products. In addition, with the acquisition of AMI, we have acquired AMI's significant manufacturing facilities both in the U.S. and abroad. Our and our collaborators' manufacturing practices may not satisfy regulatory requirements. As we contract with third parties for manufacturing of a significant portion of our products, our ability to control third party compliance with FDA and other regulatory requirements will be limited to contractual remedies and rights of inspection. Our failure or the failure of third party manufacturers to comply with regulatory requirements applicable to our products may result in legal or regulatory action by those regulatory authorities. There can be no assurance that our or our collaborators' manufacturing processes will satisfy GMP or ISO requirements.

In addition, there may be uncertainty as to whether or not we or others who are involved in the manufacturing process will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for our products will harm our prospects, business, financial condition and results of operations. We do not have a history of experience operating significant manufacturing facilities. See "We may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs" for a discussion of risks associated with integrating AMI's manufacturing facilities.

AMI's products and manufacturing operations are subject to extensive regulation in the U.S. by the FDA and by similar regulatory agencies abroad. Ongoing regulation includes compliance with an array of manufacturing and design controls and testing, quality control, storage and documentation procedures. Regulatory agencies may also require expensive post-approval studies. Any adverse events associated with our products must also be reported to regulatory authorities. If deficiencies in our or our collaborators' manufacturing and laboratory facilities are discovered, or we or our collaborators fail to comply with applicable post-market regulatory requirements, a regulatory agency may close the facility or suspend manufacturing. With respect to products manufactured by third party contractors, we are, and we expect to continue to be, dependent on our collaborators for continuing regulatory compliance and we may have little or no control over these matters.

If we are unable to fully comply with federal and state "fraud and abuse laws", we could face substantial penalties, which may adversely affect our business, financial condition and results of operations.
We are subject to various laws pertaining to health care fraud and abuse, including the U.S. federal Anti- Kickback Statute, physician self-referral laws, the U.S. federal False Claims Act, the U.S. federal Health Insurance Portability and Accountability Act of 1996, the U.S. federal False Statements Statute, and state law equivalents to these federal laws, which may not be limited to government-reimbursed items and may not contain identical exceptions. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, civil and criminal

penalties, damages, fines, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and the curtailment or restructuring of operations. Any action against us for violation of these laws could have a significant impact on our business. In addition, we are subject to the U.S. Foreign Corrupt Practices Act ("FCPA"). We have a network of approximately 160 distributors. If any of these distributors were to violate the FCPA, any action against us for violation of this act could have a significant impact on our business.

We may be unsuccessful in marketing, selling and distributing certain of our products.
We distribute a number of our products worldwide. If our distribution personnel or methods are not sufficient to ensure we have supply to meet demand for our products or if there is a quality control failure with our products, it could harm our prospects, business, financial condition and results of operations.

Prior to the acquisition of AMI, we had limited experience in marketing and selling our products. In order to achieve commercial success for our approved products, we may have to develop an effective marketing and sales force, or we will have to successfully integrate the sales and marketing operations of AMI, or enter into further arrangements with third parties to market and sell our products. If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our products will reduce our ability to generate revenues. While we expect to benefit from AMI's marketing and sales infrastructure, we may not be able to do so effectively or in the near-term given the difficulties associated with integration.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.
Many healthcare industry companies, including medical device companies, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by us. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues would decrease and our consolidated earnings, financial condition or cash flows would suffer.

We may incur losses associated with foreign currency fluctuations.
Effective January 1, 2004, we commenced reporting our operating results and financial position in U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.

Our operations are in some instances conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses. In addition to the U.S. dollar, we currently conduct operations in Canadian dollars, Swiss francs, Danish krone, U.K. pound sterling, and Costa Rican colon. Exchange rate fluctuations may reduce our future operating results. In the year ended December 31, 2006, we reported $515,000 of foreign exchange gains due to foreign currency fluctuations, compared to $1.1 million in the same period in 2005.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. We purchase goods and services in U.S. and Canadian dollars, Swiss francs, Danish krone, U.K. pound sterling, and Costa Rican colon, and earn a significant portion of our license and milestone revenues in U.S. dollars. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

Acquisition of companies or technologies may result in disruptions to our business.
As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things, higher than anticipated acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the companies and the loss of key employees and customers as a result of changes in management.

In addition, geographic distances may make integration of acquired businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

If significant acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Future acquisitions by us may cause large one-time expenses or create goodwill or other intangible assets that could result in significant asset impairment charges in the future. Acquisition financing may not be available on acceptable terms, if at all.

We may not generate sufficient cash flow from any of our future permitted acquisitions to service our indebtedness.

In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead or the acquisition of products and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from any future permitted acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions.   Any acquisition may involve operating risks, such as:
• the difficulty of assimilating and integrating the acquired operations and personnel into our current business;
• the potential disruption of our ongoing business;
• the diversion of management's attention and other resources;
• the possible inability of management to maintain uniform standards, controls, procedures and policies;
• the risks of entering markets in which we have little or no experience;
• the potential impairment of relationships with employees;
• the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and
• the possibility that the acquired business or products do not perform as expected.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the healthcare field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues. In addition, the success of the Acquisition of AMI is dependent on our continued ability to retain key employees at various levels of AMI and its subsidiaries not only through the integration period but beyond. If we are unable to continue to retain key AMI employees or provide them with performance incentives through equity plans, employment agreements or otherwise, the business of the combined company may be harmed and the integration of our two companies may be delayed or we may incur unanticipated expenses.

Our existing and future permitted debt could adversely affect our operations.

As of December 31, 2006, we had outstanding $575 million of indebtedness. We are currently seeking commitments for a new revolving credit facility to replace the revolving portion of the credit facility that was terminated in connection with the issuance of the senior floating rate notes. The amount and terms of our indebtedness and other financial obligations could have important consequences for our operations. For example, it:
• could increase our vulnerability to general adverse economic and industry conditions and could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
• will require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities, including acquisitions permitted by our senior floating rate notes and the senior subordinated notes;
• will limit our planning flexibility for, or ability to react to, changes in our business and the industry; and
• could place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The terms of the indentures governing our outstanding notes permit us to obtain and incur indebtedness under a new revolving credit facility, and if we incur such indebtedness the risk outlined above could be exacerbated.

Additionally, the senior floating rate notes bear interest at rates that fluctuate with changes in certain prevailing benchmarks. If interest rates increase, we may be unable to meet our debt service obligations.

We and our subsidiaries are permitted to incur substantially more debt, which could further exacerbate the risks associated with our leverage.
The terms of the indentures governing the senior floating rate notes and the senior subordinated notes expressly permit the incurrence of additional amounts of debt for specified purposes. For example, if we are successful in obtaining commitments for a new revolving credit facility, all borrowings under that facility will rank senior to the senior floating rate notes and the senior subordinated notes to the extent of the value of assets securing such borrowings. Moreover, the indentures governing the senior floating rate notes and the senior subordinated notes do not impose any limitation on our incurrence of liabilities that are not defined as "Indebtedness" under such indentures (such as trade payables). If new debt or other liabilities are added to our and our subsidiaries' current levels of debt, the related risks that we and they now face could be exacerbated.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.
Our ability to make payments on and refinance our debt, including the senior floating rate notes, the senior subordinated notes and other financial obligations, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions, factors related to the integration of AMI into our business, and to financial, business and other factors beyond our control. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, including the senior floating rate notes and the senior subordinated notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including the senior floating rate notes and the senior subordinated notes, sell any such assets or obtain such additional financing on commercially reasonable terms or at all.

The indentures **governing the senior floating rate notes and the senior subordinated notes contains covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise.**
The indentures governing the senior floating rate notes and the senior subordinated notes contain certain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:
• incur, assume or guarantee additional indebtedness or issue preferred stock;
• pay dividends or make other equity distributions to our stockholders;
• purchase or redeem our capital stock;
• make certain investments;
• create liens;
• sell or otherwise dispose of assets;
• engage in transactions with our affiliates; and
• merge or consolidate with another entity or transfer all or substantially all of our assets.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business, industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Although the indentures for the senior floating rate notes and the senior subordinated notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indentures do not impose any limitation on our incurrence of liabilities that are not considered "Indebtedness" under the indentures (such as operating leases), nor do they impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "Unrestricted Subsidiaries". Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.
We were formed under the laws of British Columbia, Canada. A substantial portion of our assets are located outside the U.S. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S.

upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

Outstanding Share Data

As of December 31, 2006, there were 84,983,735 common shares issued and outstanding for a total of $470.2 million in share capital. At December 31, 2006, we had 7,307,576 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,366,685 were exercisable) at a weighted average exercise price of CDN$16.98, and we had 211,968 U.S. dollar stock options outstanding under this plan, (of which 94,936 were exercisable) at a weighted average exercise price of U.S. $17.18.

As of February 21, 2007, there were 84,995,735 common shares issued and outstanding for a total of $470.2 million in share capital. At February 21, 2007, we had 8,117,023 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,192,410 were exercisable) at a weighted average exercise price of CDN$15.85, and we had 1,001,609 U.S. dollar stock options outstanding under this plan, (of which 104,168 were exercisable) at a weighted average exercise price of U.S. $9.66.

As of December 31, 2006 there were 227 stock options outstanding in the AMI stock option plan (of which none were exercisable) and as of February 21, 2007, there were 223 stock options outstanding in the AMI stock option plan (of which none were exercisable). Each AMI stock option is exercisable for approximately 3,852 common shares in the capital of Angiotech Pharmaceuticals, Inc. at a weighted average exercise price of U.S. $15.44.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

December 31, 2006 and 2005
(audited)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, PricewaterhouseCoopers LLP conduct an independent examination, in accordance with the standards of the Public Company Accounting Oversight Board (United States), and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Dr. William L. Hunter   /s/ K. Thomas Bailey
Dr. William L. Hunter   K. Thomas Bailey
President and CEO   CFO

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the *Securities Exchange Act of 1934*, as amended. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of December 31, 2006, the Company maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements. A copy of PricewaterhouseCoopers' attestation report on management's assessment of the Company's internal control over financial reporting is included herein.

The Company acquired American Medical Instruments Holdings, Inc. ("AMI") on March 23, 2006 and, as permitted by SEC guidance, management excluded AMI from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. Total assets related to AMI of $155 million and revenues for the period subsequent to the acquisition (March 23—December 31, 2006) of $145 million were included in the Company's consolidated financial statements as of and for the year ended December 31, 2006.

/s/ Dr. William L. Hunter	/s/ K. Thomas Bailey
Dr. William L. Hunter	K. Thomas Bailey
President and CEO	CFO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Angiotech Pharmaceuticals, Inc.

We have completed an integrated audit of Angiotech Pharmaceutical, Inc.'s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Angiotech Pharmaceuticals, Inc. and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 3 to the Consolidated Financial Statements, effective January 1, 2006, the Company changed the manner in which it accounts for stock-based compensation.

The financial statements of the Company as of December 31, 2005 and for each of the two years ended December 31, 2005 were audited by other auditors whose report dated February 10, 2006, except as to note 17 b (iii), as to which the date is February 24, 2006 and as to note 22, as to which the date is September 13, 2006, expressed an unqualified opinion on those statements.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting", that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report on Internal Control over Financial Reporting", management has excluded American Medical Instruments Holdings, Inc. ("AMI") from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded AMI from our audit of internal control over financial reporting. AMI is a wholly-owned subsidiary whose total assets and total revenues represent $155 million and $145 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

Vancouver, Canada,   /s/ PricewaterhouseCoopers LLP
February 21, 2007   Chartered Accountants

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars)

	December 31, 2006 $	December 31, 2005 $
ASSETS		
Current assets		
Cash and cash equivalents *[note 7]*	99,332	62,163
Short-term investments *[note 10]*	9,285	133,279
Accounts receivable	25,231	3,377
Inventories *[note 8]*	33,619	786
Assets held for sale *[note 9]*	-	5,508
Deferred income taxes, current portion *[note 17]*	5,372	1,703
Prepaid expenses and other current assets	6,303	2,056
Assets from discontinued operations, current portion *[note 4]*	2,365	-
Total current assets	181,507	208,872
Long-term investments *[note 10]*	53,840	170,578
Property, plant and equipment *[note 11]*	59,783	11,042
Intangible assets *[note 12]*	244,954	45,447
Goodwill *[note 12]*	630,770	46,071
Deferred income taxes *[note 17]*	4,804	11,350
Deferred financing costs *[note 15]*	14,845	-
Other assets	255	1,334
Assets from discontinued operations *[note 4]*	15,116	-
Total assets	1,205,874	494,694
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities *[note 13]*	48,982	19,187
Income taxes payable *[note 17]*	11,724	6,738
Interest payable on long-term debt *[note 15]*	6,614	-
Deferred revenue, current portion	630	1,630
Deferred income taxes, current portion *[note 17]*	2,598	-
Liabilities from discontinued operations, current portion *[note 4]*	1,994	-
Total current liabilities	72,542	27,555
Deferred revenue	1,421	1,632
Deferred leasehold inducement *[note 14]*	2,631	2,827
Deferred income taxes *[note 17]*	69,215	-
Long-term debt *[note 15]*	575,000	-
Liabilities from discontinued operations *[note 4]*	2,232	-
Total non-current liabilities	650,499	4,459
Commitments and contingencies *[note 18]*		
Stockholders' equity		
Share capital *[note 16]*		
Authorized:		
200,000,000 Common shares, without par value		
50,000,000 Class I Preference shares, without par value		
Common shares issued and outstanding:		
December 31, 2006 – 84,983,735		
December 31, 2005 – 84,291,517	470,190	463,639
Additional paid-in capital	27,564	21,929
Accumulated deficit	(41,022)	(45,607)
Accumulated other comprehensive income	26,101	22,719
Total stockholders' equity	482,833	462,680
	1,205,874	494,694

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ David T. Howard	/s/ Arthur Willms
Director	Director

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. dollars, except share and per share data)

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $
REVENUE			
Royalty revenue	**175,254**	189,203	100,638
Product sales, net	**138,590**	5,334	8,281
License fees	**1,231**	5,111	17,312
	315,075	199,648	126,231
EXPENSES			
License and royalty fees	**25,605**	28,345	18,072
Cost of products sold	**68,067**	5,653	5,632
Research and development	**45,393**	31,988	26,659
Selling, general and administration	**78,732**	37,837	21,180
Depreciation and amortization	**36,014**	9,540	9,235
In-process research and development	**1,042**	54,957	6,375
	254,853	168,320	87,153
Operating income	**60,222**	31,328	39,078
Other income (expenses):			
Foreign exchange gain	**515**	1,092	2,050
Investment and other income	**6,235**	10,006	5,668
Interest expense on long-term debt *[note 15]*	**(35,502)**	-	-
Write-down of deferred financing costs *[note 15]*	**(9,297)**	-	-
Write-down of investment	**-**	(5,967)	-
Total other income (expenses)	**(38,049)**	5,131	7,718
Income from continuing operations before income taxes and cumulative effect of change in accounting policy	**22,173**	36,459	46,796
Income tax expense (recovery) *[note 17]*	**10,279**	28,055	(6,183)
Income from continuing operations before cumulative effect of change in accounting policy	**11,894**	8,404	52,979
Loss from discontinued operations, net of income taxes *[note 4]*	**(7,708)**	(9,591)	(527)
Cumulative effect of change in accounting policy *[note 3]*	**399**	-	-
Net income (loss)	**4,585**	(1,187)	52,452
Basic net income (loss) per common share *[note 20]*:			
Continuing operations	**0.14**	0.10	0.63
Discontinued operations	**(0.09)**	(0.11)	-
Total	**0.05**	(0.01)	0.63
Diluted net income (loss) per common share *[note 20]*:			
Continuing operations	**0.14**	0.10	0.62
Discontinued operations	**(0.09)**	(0.11)	(0.01)
Total	**0.05**	(0.01)	0.61
Basic weighted average number of common shares outstanding (in thousands)	**84,752**	84,121	83,678
Diluted weighted average number of common shares outstanding (in thousands)	**85,437**	85,724	85,697

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(All amounts expressed in thousands of U.S. dollars, except share data)

	Common Shares						
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Comprehensive income	Total stockholders' equity
	#	$	$	$	$	$	$
Balance at December 31, 2003	**83,174,522**	**443,311**	**8,525**	**(96,872)**	**22,407**		**377,371**
Exercise of stock options for cash	783,428	8,221					8,221
Stock-based compensation			5,810				5,810
Translation adjustment from application of U.S. dollar reporting					(19)	(19)	(19)
Unrealized loss on available-for-sale securities					(1,635)	(1,635)	(1,635)
Reclassification of unrealized gain on available-for-sale securities					(374)	(374)	(374)
Net income				52,452		52,452	52,452
Comprehensive income						50,424	
Balance at December 31, 2004	**83,957,950**	**451,532**	**14,335**	**(44,420)**	**20,379**		**441,826**
Exercise of stock options for cash	333,567	3,314					3,314
Stock-based compensation			6,072				6,072
Income tax benefit related to share issuance costs		8,793					8,793
Income tax benefit related to stock options			1,522				1,522
Net unrealized gain on available-for-sale securities					2,237	2,237	2,237
Reclassification of net unrealized loss on available-for-sale securities					103	103	103
Net loss				(1,187)		(1,187)	(1,187)
Comprehensive income						1,153	
Balance at December 31, 2005	**84,291,517**	**463,639**	**21,929**	**(45,607)**	**22,719**		**462,680**
Exercise of stock options for cash	692,218	6,551	(66)				6,485
Stock-based compensation			6,100				6,100
Cumulative effect of change in accounting principle			(399)				(399)
Net unrealized gain on available-for-sale securities					1,543	1,543	1,543
Reclassification of net unrealized gain on available-for-sale securities					(66)	(66)	(66)
Cumulative translation adjustment					1,905	1,905	1,905
Net income				4,585		4,585	4,585
Comprehensive income						7,967	
Balance at December 31, 2006	**84,983,735**	**470,190**	**27,564**	**(41,022)**	**26,101**		**482,833**

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$
OPERATING ACTIVITIES			
Net income (loss)	**4,585**	(1,187)	52,452
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**40,399**	11,999	10,673
Unrealized foreign exchange gain	**-**	(288)	(2,648)
Loss (gain) on sale of subsidiary	**(47)**	1,300	-
Gain on disposition of assets held for sale	**(681)**	-	-
Loss on redemption of available-for-sale securities	**287**	-	-
Write-down of deferred financing costs	**9,297**	-	-
Write-down of investment	**-**	5,967	-
Impairment of assets from discontinued operations	**7,700**	8,610	-
Gain on sale of intangible asset	**(148)**	-	-
Deferred income taxes	**(21,204)**	5,895	(8,680)
Equity income	**-**	-	(332)
License fees	**-**	(3,848)	-
Stock-based compensation expense [note 16]	**6,100**	6,072	5,810
Deferred revenue	**(1,211)**	737	(4,206)
Non-cash interest expense [note 15]	**2,019**	-	-
In-process research and development	**1,042**	54,957	6,375
Other	**(624)**	180	(767)
Cumulative effect of change in accounting principle	**(399)**	-	-
Net change in non-cash working capital items relating to operations [note 21]	**9,416**	(1,515)	19,435
Cash provided by operating activities	**56,531**	88,879	78,112
INVESTING ACTIVITIES			
Purchase of short-term investments	**(132,763)**	(314,576)	(280,122)
Proceeds from short-term investments	**264,927**	334,345	163,580
Purchase of long-term investments	**(10,147)**	(129,465)	(76,082)
Proceeds from long-term investments	**129,670**	29,625	19,395
Purchase of property, plant and equipment	**(10,851)**	(3,996)	(9,169)
Proceeds on disposal of property and equipment	**-**	94	-
Proceeds on sale of subsidiary, net of cash disposed	**47**	2,257	-
Acquisition of businesses, net of cash acquired [note 5]	**(822,033)**	(14,000)	(11,616)
Purchase of intangible assets	**(285)**	-	(32,260)
Proceeds from sale of intangible asset	**3,400**	-	-
Proceeds from sale of assets held for sale	**6,395**	-	-
In-process research and development	**(1,042)**	(51,548)	(6,375)
Other assets	**(3,606)**	(1,010)	-
Leasehold inducements received	**-**	-	807
Cash used in investing activities	**(576,288)**	(148,274)	(231,842)
FINANCING ACTIVITIES			
Principal repayment of long-term obligations	**(350,000)**	-	-
Proceeds from long-term obligations	**925,000**	-	-
Deferred financing costs on long-term obligations	**(24,559)**	-	-
Issuance of common shares – net of issue costs	**-**	-	(375)
Proceeds from stock options exercised	**6,485**	3,314	8,220
Cash provided by financing activities	**556,926**	3,314	7,845
Net increase (decrease) in cash and cash equivalents	**37,169**	(56,081)	(145,885)
Cash and cash equivalents, beginning of period	**62,163**	118,244	264,129
Cash and cash equivalents, end of period	**99,332**	62,163	118,244

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Angiotech Pharmaceuticals, Inc. (the "Company"), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury.

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). All amounts herein are expressed in U.S. dollars unless otherwise noted. All tabular amounts are expressed in thousands of U.S. dollars, except share and per share data, unless otherwise noted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting periods presented. Actual results could differ from these estimates.

(c) Foreign currency translation

The Company's functional and reporting currency is the U.S. dollar. The assets and liabilities of foreign subsidiaries using the local currency as their functional currency are translated to U.S. dollars based on current exchange rates and any resulting translation adjustment is included in accumulated other comprehensive income/(loss).

The functional currency of the Company's other foreign operations is the U.S. dollar. For these foreign operations, assets and liabilities denominated in other than U.S. dollars are re-measured at the period-end or historical rates as appropriate. Revenues and expenses denominated in other than U.S. dollars are re-measured at average monthly rates. Currency transaction gains and losses are recognized in the current operations.

(d) Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost plus accrued interest. The carrying value of these cash equivalents approximates its fair value.

(e) Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses, net of tax, reflected in other comprehensive income (loss). The Company bases the cost of available-for-sale securities on the specific identification method.

Long-term investments where the Company exercises significant influence are accounted for using the equity method and long-term investments for which fair value is not readily determinable are recorded at cost. The Company reviews its long-term investments for indications of impairment by reference to quoted market prices, the results of operations, financial position of the investee and other evidence supporting the net realizable value of the investment. Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of income for the period.

(f) Allowance for doubtful accounts

Accounts receivable are presented net of an allowance for doubtful accounts. In determining the allowance for doubtful accounts, which includes specific reserves, the Company reviews accounts receivable agings, customer financial strength, credit standing and payment history to assess the probability of collection. The Company continually monitors the collectibility of the receivables. Receivables are written off when management determines they are uncollectible.

(g) Inventories

Raw materials are recorded at the lower of cost, determined on a specific item basis, and replacement cost. Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

(h) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the following terms:

Buildings	40 years
Leasehold improvements	Term of the lease
Manufacturing equipment	3 – 10 years
Research equipment	5 years
Office furniture and equipment	3 – 10 years
Computer equipment	3 – 5 years

(i) Goodwill and intangible assets

Goodwill and indefinite life intangible assets are not amortized but are tested for impairment at least annually. The Pharmaceutical Technologies segment was last tested for impairment as of October 31, 2006 and it is anticipated the Medical Products segment will be tested as of March 31, 2007. Intangible assets with finite lives are amortized based on their estimated useful lives.

Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

Acquired technologies	2 - 10 years
Customer relationships	10 years
In-licensed technologies	5 - 10 years
Trade name and other	2 - 12 years

(j) Impairment of long-lived assets

Goodwill and indefinite life intangible assets acquired in a business combination are tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist. When the carrying value of a reporting unit's goodwill or indefinite life intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company reviews the carrying value of intangible assets with finite lives, property and equipment and other long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment. If estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount, then the carrying amount of the asset is written down to its fair value..

(k) Revenue recognition

(i) Royalty revenue

Royalty revenue is recognized when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured. The Company records royalty revenue from Boston Scientific Corporation ("BSC") on a cash basis due to the terms in the agreement regarding reporting deadlines for financial information needed to accurately estimate the BSC royalty.

(ii) Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company's facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped. Revenue from product sales is recognized net of provisions for future returns. These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.

Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor.

Amounts billed to customers for shipping and handling are included in revenue. The corresponding costs for shipping and handling are included in cost of products sold.

(iii) License fees

License fees are comprised of initial fees and milestone payments derived from collaborative and other licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and non-refundable milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.

(l) Income taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Investment tax credits for qualified research and development expenditures are recognized as a reduction of tax expense in the period in which the Company becomes entitled to the tax credits. Investment tax credits for qualified stock-based compensation are credited directly to equity. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

(m) Research and development costs

Research and development expenses are comprised of costs incurred in performing research and development activities including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and other operating and occupancy costs. Research and development costs, including upfront fees, milestones paid to collaborators and in-process research and development, are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed in the year incurred.

(n) Net income per common share

Net income per common share is calculated using the weighted average number of common shares outstanding during the period, excluding contingently issuable shares, if any. Diluted net income per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options.

(o) Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board ("SFAS") No. 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company's employee stock options. The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with SFAS 123(R). The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. The expected life of employee stock options is based on historic forfeiture rates.

(p) Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

(q) Deferred financing costs

Financing costs for long-term debt are capitalized and amortized on a straight-line basis which, approximates the effective-interest rate method to interest expense over the life of the debt instruments.

(r) Costs for patent litigation and legal proceedings:

Costs for patent litigation or other legal proceedings are expensed as incurred and included in selling, general and administration expenses.

(s) Recent pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires a company to recognize the tax benefit only if that position is "more likely than not" of being sustained on an audit basis solely on the technical merit of the position. FIN No. 48 also requires expanded qualitative and quantitative disclosures regarding those tax benefits. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN No. 48 and the amounts reported after adoption are to be accounted for as an adjustment to the beginning balance of retained earnings. FIN No. 48 is effective for the Company beginning January 1, 2007. The Company is currently assessing the potential impact that the adoption of FIN No. 48 will have on the Company's financial statements. The Company is in the process of reviewing all of the Company's uncertain tax positions but is not yet in a position to quantify any changes which may occur upon adoption of this pronouncement.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. SFAS 157 provides guidance for, among other things, the definition of fair value and the methods used to measure fair value. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. We are assessing the potential impact that the adoption of SFAS 157 will have on our financial statements.

3. CHANGE IN ACCOUNTING POLICY

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R), after adjustment for estimated forfeitures as discussed below. Accordingly, SFAS 123(R) no longer permits pro-forma disclosure for income statement periods after January 1, 2006 and compensation expense will be recognized for all share-based payments on grant-date fair value, including those granted, modified or settled prior to October 1, 2002, the date that the Company adopted SFAS 123. The Company expenses the compensation cost of share-based payments over the service period using the straight-line method. The fair values of options granted before and after the Company adopted SFAS 123(R) were valued using a Black-Scholes pricing model. See note 16 (c) for additional information regarding stock-based compensation.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under SFAS 123, upon adoption of SFAS 123(R), the Company recognized the cumulative effect of a change in accounting principle to reflect forfeitures for prior periods which resulted in an increase in net income of $399,000. This cumulative effect has no impact on basic and diluted earnings per share.

Pro forma disclosure (unaudited)

For the comparative period, the following pro forma financial information presents the net income for the period from continuing operations and basic and diluted net income per common share from continuing operations had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

	Year ended December 31, 2005 $	Year ended December 31, 2004 $
Income from continuing operations	8,404	52,979
Add: Stock-based employee compensation expense included in net income above	6,072	5,810
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(9,393)	(14,262)
Pro forma net income from continuing operations	5,083	44,527
Basic net income per common share from continuing operations		
As reported	0.10	0.62
Pro forma	0.06	0.53
Diluted net income per common share from continuing operations		
As reported	0.10	0.62
Pro forma	0.06	0.52

4. DISCONTINUED OPERATIONS

In the third quarter of 2006, the Company determined that certain operating subsidiaries acquired through the American Medical Instruments Holdings, Inc. ("AMI"), acquisition were not aligned with the Company's current business strategy and, consequently, began actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current and long-term assets and current and long-term liabilities from discontinued operations and the net losses for these operations have been shown separately on the statements of income. Included in long-term assets from discontinued operations are intangible assets of $5.6 million and goodwill of $9.6 million relating to the medical products reportable segment. Management reviewed the carrying value of the discontinued operations and recorded an impairment charge of $7.7 million for the year ended December 31, 2006. The impairment charge was determined based on management's best estimates of net proceeds on ultimate disposition and has been allocated proportionately to the assets from discontinued operations.

On December 30, 2005, the Company completed the sale of 100% of the outstanding shares of its Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV. The results of operations from the Dutch subsidiaries for the prior periods have been reported as discontinued operations in the Company's Consolidated Statements of Income.

In the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements. As a result of this decision, the results of operations from the NeuColl subsidiary for the current and prior periods have been reported as discontinued operations in the Company's Consolidated Statements of Income.

The assets and liabilities of the AMI subsidiaries included in discontinued operations are presented in the Company's Consolidated Balance Sheets under the captions "Assets from discontinued operations, current portion", "Assets from discontinued operations", "Liabilities from discontinued operations, current portion" and "Liabilities from discontinued operations." The carrying amounts of the major classes of these assets and liabilities are as follows:

	As of December 31, 2006	As of December 31, 2005
	$	$
ASSETS		
Current assets		
Accounts receivable	1,136	-
Inventories	1,142	-
Prepaid expenses and other current assets	87	-
Current assets from discontinued operations	2,365	-
Property, plant and equipment, primarily building and equipment held for sale at December 31, 2006	4,545	-
Intangible assets	3,874	-
Goodwill	6,664	-
Other assets	33	-
Assets from discontinued operations	17,481	-
LIABILITIES		
Accounts payable and accrued liabilities	1,994	-
Deferred income taxes	2,232	-
Liabilities from discontinued operations	4,226	-

The following assets and liabilities relating to its subsidiary, NeuColl, Inc. are included in the Company's Consolidated Balance Sheets:

	December 31, 2006	December 31, 2005
	$	$
Current assets	-	868
Non-current assets	-	251
Current liabilities	28	984

The operating results of discontinued operations are included in the Consolidated Statements of Income as "Loss from discontinued operations, net of income taxes." The amounts for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$
Revenues	10,092	5,275	4,549
Operating loss	(4,045)	(1,646)	(1,209)
Other income (expense)	4	(99)	88
Gain (loss) on disposal of subsidiary	-	(1,300)	-
Impairment charge	(7,700)	(9,122)	-
Loss before income taxes	(11,741)	(12,167)	(1,121)
Income tax expense (recovery)	(4,033)	(2,576)	(594)
Loss from discontinued operations	(7,708)	(9,591)	(527)
Loss per common share:			
Basic	(0.09)	(0.11)	-
Diluted	(0.09)	(0.11)	(0.01)
Shares used in computing loss per share:			
Basic	84,752	84,121	83,678
Diluted	85,437	85,724	85,697

5. BUSINESS ACQUISITIONS

(a) American Medical Instruments Holdings, Inc.

On March 23, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held AMI, a leading independent manufacturer of specialty, single-use medical devices for $796.5 million. The primary purposes of this acquisition were to provide a commercial pipeline for the Company's current platform, to significantly diversify the Company's revenue base and to add global manufacturing, marketing and sales capabilities. The cost of the acquisition includes cash consideration of $787.9 million and direct and incremental third party acquisition costs of $8.6 million. Included in cash consideration is the cash cost of $35.9 million and $34.0 million to settle outstanding vested options and warrants, respectively, of AMI at the closing date of the acquisition. The AMI acquisition was financed utilizing funds a Credit Facility and Senior Subordinated Notes offering (note 15) and cash on hand.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of AMI are consolidated with those of the Company from March 23, 2006. Total fair value of the consideration given, determined at that date of acquisition and updated based on subsequent valuation procedures, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

	March 23, 2006 $
Cash	14,686
Accounts receivable, net	25,151
Income tax receivable	2,664
Inventory	28,543
Other receivables and current assets	18,227
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	587,326
Deferred income tax asset	5,711
Current liabilities	(39,090)
Deferred income tax liability	(86,810)
	796,508
Consideration:	
Cash consideration	787,925
Direct acquisition costs	8,583
	796,508

Excluded from the consideration allocated to the net assets acquired is the fair value of AMI stock options issued in March 2006 which were contingent upon the completion of the acquisition. These AMI stock options are exercisable into Angiotech common shares and vest in future periods. The fair value of the AMI stock options was determined to be $6.9 million at the time of acquisition and will be recognized as compensation expense over the post acquisition requisite service period (note 16(b)).

A valuation of AMI's property and equipment and identifiable intangible assets was completed. The Company used the income approach to determine the fair value of the amortizable intangible assets. The excess purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill. Total consideration of $796.5 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $212.2 million and goodwill of $582.0 million at the end of March 2006. Subsequent to the acquisition more detailed valuation procedures were performed on the assets acquired and additional information was obtained on allocations made at March 23, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $191.6 million and goodwill of $587.3 million as of December 31, 2006. The decrease in value allocated to identifiable intangibles was primarily due to an increase in value allocated to other current receivables.

Various factors contributed to the establishment of goodwill, including: access to established manufacturing facilities and distribution centers for pipeline products; the value of AMI's trained assembled work force as of the acquisition date; the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers; the incremental value from drug coating existing medical devices; and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization. Goodwill deductible for tax purposes approximates $14.0 million.

The identifiable intangible assets acquired primarily include customer relationships, licenses, intellectual property and trade names. These intangibles will be amortized over their estimated lives, which are between five and twelve years.

Pursuant to the Purchase Agreement, $20.0 million of the original purchase price was placed in escrow at the time of the acquisition. This amount will be held in escrow for up to one year after the acquisition. All, or a portion of this escrow amount could be distributed back to the Company contingent upon certain events.

(b) Quill Medical, Inc.

On June 26, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held Quill Medical, Inc. ("Quill"), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology for $40.3 million. The purpose of this acquisition was to acquire all of Quill's technology and intellectual property, including the self-anchoring suture technology product line, which under its current license agreement is marketed and sold for use in wound closure, aesthetic and cosmetic surgery. The cost of the acquisition included initial cash consideration of $40.0 million plus direct and incremental third party acquisition costs of $0.3 million. The company may be required to make additional contingent payments of up to $160 million upon the achievement of certain revenue growth and development milestones. These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of Quill are consolidated with those of the Company from June 26, 2006. Total fair value of the consideration given, determined at that date of acquisition and updated based on a subsequent valuation procedures, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

| | June 26, 2006 |
	$
Accounts receivable	92
Other current assets	43
Equipment	323
Identifiable intangible assets	50,000
Goodwill	6,973
Deferred income tax asset	2,557
Current liabilities	(104)
Deferred income tax liability	(19,584)
	40,300
Consideration:	
Cash consideration	40,000
Direct acquisition costs	300
	40,300

A valuation of Quill's intangible assets was performed, however the allocation of the purchase price of the net assets acquired may vary if additional information becomes available on estimates made in the purchase price allocation. The Company used the income approach to determine the fair value of the amortizable intangible assets. Total consideration of $40.3 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $39.9 million and goodwill of $13.1 million at the end of June 2006. Subsequent to the acquisition more detailed valuation procedures were performed on the assets acquired and additional information was obtained on allocations made at June 26, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $50.0 million and goodwill of $7.0 million as of December 31, 2006. The increase in value allocated to identifiable intangibles was primarily the result of more detailed valuation procedures which identified an increase in fair value allocated to the technology and intellectual property acquired. The offset to the increase in identifiable intangible assets was an increase in the deferred income tax liability and a decrease to goodwill.

The primary factors that contributed to the establishment of goodwill, included: the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers; and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization. The goodwill acquired in the Quill acquisition is not deductible for tax purposes.

The identifiable intangible assets are comprised of the technology and intellectual property acquired. These intangibles will be amortized over their estimated lives, which is between eight and ten years.

The Company had a pre-existing relationship with Quill at the time of the acquisition through an Exclusive Development, License and Distribution Agreement between Quill and a subsidiary of AMI. This relationship was settled at fair value when compared to pricing for other current market transactions for similar arrangements and consequently, did not result in any gain or loss.

(c) ePFTE Lifespan® Vascular Graft Business ("Vascular Graft Business")

On November 30, 2005, the Company completed the acquisition of the ePFTE Lifespan® Vascular Graft Business from Edwards Lifesciences Corporation ("Edwards") for cash consideration of $14 million. The Company acquired an exclusive license, a leasehold facility located in Laguna Hills, California and all of the assets and employees necessary to manufacture, develop, use, sell and distribute ePFTE Lifespan® Vascular Graft products. The product offering includes vascular grafts of various sizes (6-10mm) and lengths. The primary purpose of the acquisition was to obtain the Vascular Graft Business to enhance the financial potential of the Company's Vascular Wrap™ paclitaxel-eluting mesh product development program. The acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of the Vascular Graft Business have been included in the consolidated financial statements of the Company from November 30, 2005.

Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

	November 30, 2005
	$
Inventory	398
Property and equipment	377
Identifiable intangible assets	500
Goodwill	12,725
	14,000
Consideration:	
Cash	14,000
	14,000

(d) Afmedica, Inc.

On October 7, 2005, the Company completed the acquisition of 100% of the fully diluted equity of Afmedica, Inc. ("Afmedica") for cash consideration of $21.5 million. Afmedica is a private company developing perivascular technology using the drug rapamycin to treat peripheral vascular disease, coronary artery disease and end stage renal disease. The primary purpose of the acquisition was to obtain the intellectual property related to use of the drug rapamycin in certain perivascular applications.

As Afmedica was a development stage company that did not meet the definition of a business under U.S. GAAP, the transaction was accounted for as an asset acquisition, and not as a business combination. The entire purchase price of $23.4 million, inclusive of transactions costs, was allocated to in-process research and development and was written-off at the time of acquisition as required by U.S. GAAP, as the perivascular technology, the only asset acquired, was at an early stage of development and had no alternative future use. The revenue and expenses of Afmedica have been included in the consolidated financial statements of the Company from October 7, 2005.

(e) NeuColl, Inc.

On August 6, 2004, the Company completed the step acquisition of NeuColl, Inc. ("NeuColl"), a privately held U.S. based company, for cash consideration. Located in Los Gatos, California, NeuColl was engaged in the development and commercialization of collagen-based products for orthopaedic and spinal applications. NeuColl was acquired primarily for the intellectual property related to its collagen-based products. On January 31, 2003, through the acquisition of Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.) ("BioMaterials"), the Company acquired a 38.6% equity interest in NeuColl, a $200,000 convertible debenture and 3,000,000 warrants to purchase common shares of NeuColl at $0.50 per share that were due to expire on February 1, 2006. In July 2003, BioMaterials exercised 1,000,000 of the warrants at a cost of $500,000, increasing the Company's equity interest to 46.6%. Book values of the Company's equity interest at the time of each initial investment approximated fair market value. In the final step, the Company acquired all of the remaining outstanding common and preferred shares of NeuColl for cash consideration of $13.5 million.

The acquisition was accounted for as a step acquisition using the purchase method of accounting. The Company recognized its equity interest in the results of NeuColl for the period January 31, 2003, the date it acquired significant influence, to August 6, 2004, the date of acquisition of control. The assets, liabilities, revenue and expenses of NeuColl have been included in the consolidated financial statements of the Company from August 6, 2004. Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

	August 6, 2004
	$
Cash	1,485
Other current assets	1,365
Property and equipment	207
Other non-current assets	15
Identifiable intangible assets	10,241
Goodwill	4,405
Current liabilities	(587)
Deferred income tax liability	(2,443)
	14,688
Consideration:	
Initial investments, including accumulated equity income	1,224
Cash paid to stockholders	12,895
Liabilities assumed	404
Acquisition costs	165
	14,688

At the acquisition date, NeuColl had distribution relationships with identifiable benefits. The distribution relationships were valued using a discounted cash flow approach using a discount rate of 17% to 18%, resulting in an allocated fair value of $8.7 million at the date of acquisition, which are being amortized over 10 years. The Company also allocated $1.5 million to other identifiable intangible assets which are being amortized over varying terms of 2 to 10 years.

In the fourth quarter of 2005, the Company decided to close down the offices of NeuColl, Inc. and to terminate its distribution agreements (see note 4).

(f) Pro forma information (unaudited)

The following unaudited pro forma information is provided for the acquisitions assuming they occurred at the beginning of the earliest period presented, January 1, 2005. The historical results for 2005 and 2006 combine the results of the Company with the historical results of AMI through to March 23, 2006 and of Quill through to June 26, 2006.

	Year ended December 31, 2006	Year ended December 31, 2005
	$	$
Revenue	350,026	366,604
Net income (loss) from continuing operations, net of income taxes	1,878	(7,778)
Net loss before change in accounting policy	(5,805)	(17,073)
Net loss	(5,406)	(17,073)
Net loss per share		
Basic	(0.06)	(0.20)
Diluted	(0.06)	(0.20)

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of the earliest period presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company's borrowing rate under its Credit Facility and Senior Subordinated Notes for the respective period. The pro forma net earnings for the years ended December 31, 2006 and 2005 include $24.4 million and $24.6 million, respectively of depreciation and amortization for purchased property and equipment and identifiable intangible assets.

6. FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, deposits and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature (see note 10 for the fair value of short-term and long-term investments). The carrying value of long term debt approximates fair value based on current market rates for debt of the same risk and maturities.

Financial risk includes interest rate risk, exchange rate risk and credit risk. Interest rate risk arises due to the Company's investments and long term debt bearing fixed interest rates. Foreign exchange rate risk arises as a portion of the Company's investments which finance operations and a portion of the Company's expenses are denominated in other than U.S. dollars. Credit risk arises as the Company provides credit to its customers in the normal course of business. The Company carries

18

out credit evaluations of its customers on a continuing basis. At at December 31, 2006, accounts receivable is net of an allowance for uncollectible accounts of $546,000. The Company does not use derivative instruments to hedge against any of these financial risks.

7. CASH AND CASH EQUIVALENTS

At December 31, 2006, cash and cash equivalents includes the following:

	December 31, 2006 $	December 31, 2005 $
U.S. dollars	66,059	35,355
Canadian dollars	18,233	16,570
Swiss francs	7,365	6,666
Euro block	7,675	3,572
	99,332	62,163

8. INVENTORIES

	December 31, 2006 $	December 31, 2005 $
Raw materials	9,144	165
Work in process	13,738	617
Finished goods	10,737	4
	33,619	786

9. ASSETS HELD FOR SALE

	December 31, 2006 $	December 31, 2005 $
Computer, research and office equipment	-	151
Building	-	2,857
Land	-	2,500
	-	5,508

Assets held for sale represented land, building and equipment located at the Company's research and development facility in Palo Alto, California. In December 2005, the Company completed the process of consolidating its research and development activities resulting in the closure of the Palo Alto facility. The land, building and equipment were sold during the year ended December 31, 2006 for a net gain of $681,000.

10. SHORT AND LONG-TERM INVESTMENTS

	Cost $	Gross unrealized gains $	Gross unrealized losses $	Approximate market and carrying value $
December 31, 2006				
Available-for-sale equity securities	44,598	6,564	(4,382)	46,780
Investments recorded at cost	16,345	-	-	16,345
	60,943	6,564	(4,382)	63,125

	Cost $	Gross unrealized gains $	Gross unrealized losses $	Approximate market and carrying value $
December 31, 2005				
Available-for-sale equity securities	38,997	4,344	(2,962)	40,379
Available-for-sale debt securities	262,944	-	(677)	262,267
Investments recorded at cost	1,211	-	-	1,211
	303,152	4,344	(3,639)	303,857

Available-for-sale securities

Short-term investments as at December 31, 2006 of $9,285,000 consist of an investment in available-for-sale equity securities in a biotechnology company.

Short-term investments as at December 31, 2005 are substantially comprised of investment grade commercial debt with an average fixed interest rate of 3.9% and maturities to September 2006. Included in short-term investments at December 31, 2005 are investments of $38,299,000 (CDN$44,653,000) denominated in Canadian dollars.

Long-term investments as at December 31, 2006 and December 31, 2005 include investments in biotechnology companies with which the Company has collaborative agreements. Gross unrealized losses on long-term investments classified as available for sale at December 31, 2006 relate to one security which has been in an unrealized loss position for greater than twelve months. The Company has determined that the decline in value is due to variability inherent in the biotechnology industry and is therefore temporary in nature. Long-term investments at December 31, 2005 also include government agency notes and corporate bonds with an average yield to maturity of 3.6% and maturities extending to June 2008.

The cost and approximate market value of available-for-sale debt securities by contractual maturity, as at December 31, 2005 are as follows:

	Cost $	Approximate market and carrying value $
December 31, 2005		
Less than one year	133,342	133,279
Due after one year through three years	129,602	128,988
	262,944	262,267

11. PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated depreciation $	Net book value $
December 31, 2006			
Land	10,635	-	10,635
Buildings	18,564	559	18,005
Leasehold improvements	10,671	2,626	8,045
Manufacturing equipment	18,230	2,226	16,004
Research equipment	5,086	2,766	2,320
Office furniture and equipment	3,353	1,380	1,973
Computer equipment	7,271	4,470	2,801
	73,810	14,027	59,783

December 31, 2005	Cost $	Accumulated depreciation $	Net book Value $
Leasehold improvements	6,755	1,738	5,017
Manufacturing equipment	606	114	492
Research equipment	4,360	2,091	2,269
Office furniture and equipment	2,002	915	1,087
Computer equipment	5,292	3,115	2,177
	19,015	7,973	11,042

Depreciation expense for the year ended December 31, 2006 amounted to $6,389,000 (year ended December 31, 2005 - $3,016,000; year ended December 31, 2004 - $3,211,000).

12. GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible Assets

December 31, 2006	Cost $	Accumulated amortization $	Net book Value $
Acquired technologies (a)	120,878	27,790	93,088
Customer relationships (b)	108,190	13,194	94,996
In-licensed technologies (c)	54,802	10,717	44,085
Trade names and other (d)	14,280	1,495	12,785
	298,150	53,196	244,954

December 31, 2005	Cost $	Accumulated amortization $	Net book Value $
Acquired technologies	29,295	14,973	14,322
Customer relationships	1,217	487	730
In-licensed technologies	34,826	4,917	29,909
Trade names and other	678	192	486
	66,016	20,569	45,447

(a) Includes $44,700,000 acquired as part of AMI acquisition and $50,000,000 acquired as part of Quill acquisition (see note 5)
(b) Includes $112,400,000 acquired as part of AMI acquisition (see note 5)
(c) Includes $20,900,000 acquired as part of AMI acquisition (see note 5)
(d) Includes $13,600,000 acquired as part of AMI acquisition (see note 5)

Amortization expense for the year ended December 31, 2006 amounted to $32,707,000 (year ended December 31, 2005 - $6,983,000; year ended December 31, 2004 - $6,310,000).

The following table summarizes the estimated amortization expense for each of the five succeeding fiscal years for intangible assets held as of December 31, 2006:

	$
2007	28,911
2008	29,000
2009	28,625
2010	27,853
2011	27,716

In December 2006, the Company entered into a definitive agreement with Orthovita Inc. ("Orthovita") where Orthovita purchased the profit-sharing royalty rights for its VITAGEL surgical hemostat and CELLPAKER® Collection Device products under our License Agreement for $9.0 million in cash. The Agreement also provides for the extension of the term of the License Agreement from 2014 through July 2017, which covers the life of the licensed VITAGEL and CELLPAKER patent portfolio. Consequently, the company fully amortized the unamortized balance of the underlying intangible assets relating to these products.

(b) Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the two years ended December 31, 2006, in total and by reportable segment:

	Pharmaceutical Technologies $	Medical Products $	Total $
Balance, December 31, 2004	33,346	-	33,346
Goodwill acquired upon acquisition of Vascular Graft Business (note 5(c))	12,725	-	12,725
Balance, December 31, 2005	46,071	-	46,071
Goodwill acquired upon acquisition of AMI (note 5(a))	-	587,326	587,326
Goodwill acquired upon acquisition of Quill (note 5(b))	-	6,973	6,973
Goodwill transferred to assets from discontinued operations (note 4)	-	(9,600)	(9,600)
Balance, December 31, 2006	46,071	584,699	630,770

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2006 $	December 31, 2005 $
Trade accounts payable	11,221	2,572
Accrued license and royalty fees	6,511	6,398
Employee-related accruals	10,834	2,718
Accrued professional fees	8,832	5,960
Accrued contract research	2,114	792
Accrued milestone	5,000	-
Other accrued liabilities	4,470	747
	48,982	19,187

14. DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and is being amortized to reduce rental expense on a straight line basis over the term of the lease from October 2002 to July 2019.

15. LONG-TERM DEBT

	December 31, 2006 $	December 31, 2005 $
Senior Floating Rate Notes (a)	325,000	-
7.75% Senior Subordinated Notes (b)	250,000	-
	575,000	-

(a) Senior Floating Rate Notes

On December 11, 2006, the Company issued Senior Floating Rate Notes due December 1, 2013 in the aggregate principal amount of $325 million. The Senior Floating Rate Notes bear interest at an annual rate of LIBOR (London Interbank Offered Rate) which is reset quarterly, plus 3.75%. Interest is payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year through to maturity. The Senior Floating Rate Notes are unsecured senior obligations, are guaranteed by certain of the Company's subsidiaries and rank equally in right of payment to all of the Company's existing and future senior unsubordinated indebtedness. The guarantees of its guarantor subsidiaries are unconditional, joint and several. The Company has provided condensed consolidating guarantor financial information as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 (note 22).

At any time prior to June 1, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Senior Floating Rate Notes at 100% of the principal amount plus a premium equal to the interest rate per annum applicable on the date the notice of redemption is given plus accrued and unpaid interest with the net cash proceeds of one or more public offerings of the Company's equity securities. The Company may also choose to redeem the notes at any time prior to June 1, 2008 in whole or in part by paying a redemption price equal to the sum of:

    (1)   100% of the principal amount of the Notes to be redeemed; plus

(2) the Applicable Premium, being the greater of:
    a.   1.0% of the principal amount of a note at such time; or
    b.   the excess of the present value at such time of the redemption price of such note at June 1, 2008 plus any required interest payments due on such note through June 1, 2008 over the principal amount of the note.

On or after June 1, 2008, the Company may redeem all or a part of the Senior Floating Rate Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the period beginning on the dates indicated below:

Year	Percentage %
June 1, 2008	104
December 1, 2008	103
December 1, 2009	102
December 1, 2010	101
December 1, 2011	100

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Senior Floating Rate Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

In connection with the issuance of the unregistered Senior Floating Rate Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Company is required, on or prior to June 9, 2007, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the Securities Exchange Commission ("SEC"). The Company is subject to interest penalties for any late filing of the registration statement.

(b) *Senior Subordinated Notes*

On March 23, 2006, the Company issued 7.75% Senior Subordinated Notes due April 1, 2014 in the aggregate principal amount of $250 million. The Senior Subordinated Notes and the Term Loan (Note 15(c)) were used to fund the Company's acquisition of AMI. Interest is payable semi-annually in arrears on April 1, and October 1, of each year through to maturity. The Senior Subordinated Notes and related Note guarantees provided by the Company and certain of its subsidiaries are subordinated to senior indebtedness. The Company has provided condensed consolidating guarantor financial information as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 (note 22).

At any time prior to April 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes at 107.75% of the principal amount plus accrued and unpaid interest with the net cash proceeds of one or more offerings of the Company's equity securities or convertible debt. The Company may also choose to redeem the Notes at any time prior to April 1, 2009, in whole or in part by paying a redemption price equal to the sum of:

    (1) 100% of the principal amount of the notes to be redeemed; plus
    (2) the Applicable Premium, being the greater of:
        a.   1.0% of the principal amount of a note at such time; or
        b.   the excess of the present value at such time of the redemption price of such note at April 1, 2009 plus any required interest payments due on such note through April 1, 2009 over the principal amount of the Note.

On or after April 1, 2009, the Company may redeem all or a part of the Senior Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage %
2009	105.813
2010	103.875
2011	101.938
2012 and thereafter	100.000

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Senior Subordinated Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

In connection with the issuance of the Senior Subordinated Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Company was required, on or prior to September 19, 2006, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the SEC. The registration statement was filed on October 24, 2006 and was declared effective by the SEC on December 19, 2006.

(c) Credit Facility

On March 23, 2006, the Company entered into a $425 million senior secured facility (the "Credit Facility") which included a $350 million senior secured term loan (the "Term Loan") maturing March 23, 2013 and a $75 million revolving senior secured credit facility maturing March 23, 2011. Borrowings under the Credit Facility were comprised of Eurodollar loans and Base Rate loans. Eurodollar loans bore interest at an applicable rate based on the leverage ratio plus an adjusted LIBOR rate payable on the last day of the one, two or three month interest periods applicable to the borrowing. Base Rate loans bore interest at an applicable rate based on the leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5% payable on the last business day of each calendar quarter. The applicable rate for term loans ranged from 0.25% to 1.5% and the applicable rate for revolving loans ranged from 0% to 2%.

On December 11, 2006, the Company repaid the outstanding principal amount of the Term Loan of $319.9 million with the net proceeds from the Senior Floating Rate Notes offering plus cash on hand and terminated the revolving credit commitment.

(d) Covenants

Material covenants in the indentures governing the Senior Subordinated Notes and Senior Floating Rate Notes (the "Indentures") specify maximum or permitted amounts for certain types of capital transactions and restrict, and under specified circumstances prohibit, the payment of dividends by the Company. If the Senior Subordinated Notes or Senior Floating Rate Notes are rated investment grade and no event of default exists, certain covenants will no longer apply. Outstanding principal amounts and interest accrued and unpaid may become immediately due and payable upon the occurrence of events of default specified in the Indentures. There are also certain limitations on asset sales and subsequent use of proceeds pursuant to the Indentures. As of December 31, 2006, the Company was in compliance with all covenants and was not in breach of any provision of the Indentures governing the Senior Subordinated Notes and Senior Floating Rate Notes that would cause an event of default to occur.

(e) Deferred Financing Costs

In 2006, the Company incurred debt issuance costs of $26.2 million in connection with the issuance of long-term debt. Deferred financing costs are capitalized and amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the life of the debt instruments.

December 31, 2006	Cost $	Accumulated amortization $	Write Down $	Net book value $
Debt issuance costs relating to:				
Senior floating rate notes	7,000	56	-	6,944
Senior subordinated notes	8,718	817		7,901
Credit facility	10,443	1,146	9,297	-
	26,161	2,019	9,297	14,845

In connection with the refinancing (note 15(c)), the Company expensed the unamortized balance of debt issuance costs associated with the Credit Facility resulting in a write down of deferred financing costs of $9,297,000.

16. SHARE CAPITAL

a) Authorized

200,000,000 Common shares without par value
50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required. None of these shares are currently issued and outstanding.

During the year ended December 31, 2006, the Company issued 692,218 common shares upon exercises of stock options (year ended December 31, 2005 – 333,567, year ended December 31, 2004 – 783,428). The Company issues new shares to satisfy stock option exercises.

b)   Stock Options

Angiotech Pharmaceuticals, Inc.

In June 2006, the stockholders approved the adoption of the 2006 Stock Incentive Plan ("2006 Plan") which superseded the previous stock option plans. The 2006 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable stock-based awards to purchase up to 13,937,756 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company. The Plan provides for, but does not require, the granting of tandem stock appreciation rights that, at the option of the holder, may be exercised instead of the underlying option. When the tandem stock appreciation right is exercised, the underlying option is cancelled. The optionee receives shares of common stock with a fair market value equal to the excess of the fair value of the shares subject to the option at the time of exercise (or the portion thereof so exercised) over the aggregate option price of the shares set forth in the option agreement. The exercise of tandem stock appreciation rights is treated as the exercise of the underlying option. The exercise price of the options is fixed by the Board of Directors, but will always be at least equal to the market price of the common shares at the date of grant, and for options issued under the 2006 Plan, the term may not exceed five years. For options grandfathered from the stock option plans prior to Angiotech's 2004 Stock Option Plan, the term does not exceed 10 years. Options granted are also subject to certain vesting provisions. Options generally vest monthly after being granted over varying terms from two to four years.

In October 2006, pursuant to the 2006 Plan, the Company issued to all optionees under the 2006 Plan, one tandem stock appreciation right for each option granted on or after October 1, 2002 that remains outstanding. The modification of the stock options did not result in a change in fair value.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in CDN$)
Outstanding at December 31, 2005	8,832,193	16.77		
Granted	244,650	15.86		
Exercised	(624,094)	10.47		
Forfeited	(1,145,173)	18.69		
Outstanding at December 31, 2006	7,307,576	16.98	3.98	5,329
Exercisable at December 31, 2006	6,366,685	16.51	4.04	5,329

These options expire at various dates from December 10, 2007 to December 17, 2012.

On February 5, 2007, the Company granted 1,120,000 CDN$ stock options to certain executive officers and other employees at an exercise price of CDN$8.90, expiring on February 5, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	273,255	15.81		
Granted	10,000	8.58		
Exercised	(68,124)	10.36		
Forfeited	(3,163)	17.64		
Outstanding at December 31, 2006	211,968	17.18	3.16	-
Exercisable at December 31, 2006	94,936	17.62	3.08	-

These options expire at various dates from January 26, 2010 to July 19, 2010.

On February 5, 2007, the Company granted 790,000 U.S.$ stock options to certain executive officers and other employees at an exercise price of $7.65, expiring February 5, 2012.

American Medical Instruments Holdings, Inc. ("AMI")

On March 9, 2006, AMI granted 304 stock options under AMI's 2003 Stock Option Plan which were subject to closing the acquisition of AMI by the Company. Each AMI stock option will convert into approximately 3,852 Angiotech shares upon exercise. All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon the closing of the acquisition. Under the AMI stock option plan, options to purchase common stock of AMI may be granted to certain employees and directors at an exercise price equal to the estimated fair market value of the underlying stock on the date of grant. All options have a term of ten years and vest over a six year graded vesting schedule with certain provisions for accelerated vesting. No further stock options will be granted out of AMI's 2003 Stock Option Plan. As at December 31, 2006, 1,171,092 Angiotech shares were reserved to accommodate future exercises of the AMI options. The fair value of the AMI stock options was determined to be $6.9 million and will be recognized as compensation expense over the post acquisition requisite service period.

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	-	-		
Granted	1,171,092	15.44		
Forfeited	(296,624)	15.44		
Outstanding at December 31, 2006	874,468	15.44	9.20	-
Exercisable at December 31, 2006	-	15.44	-	-

c)   *Stock-based compensation expense*

The Company recorded stock-based compensation expense of $6,100,000 for the year ended December 31, 2006 ($6,072,000 for the year ended December 31, 2005, $5,810,000 for the year ended December 31, 2004) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002. The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in the respective periods:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Dividend Yield	Nil	Nil	Nil
Expected Volatility	40.4% - 43.3%	41.1% - 43.7%	37.0% - 46.6%
Weighted Average Volatility	42.9%	42.7%	46.4%
Risk-free Interest Rate	4.01% - 4.50%	2.97% - 3.82%	2.56% - 3.86%
Expected Term (Years)	3 - 5	3	3

The weighted average fair value of stock options granted in the years ended December 31, 2006, 2005 and 2004 are presented below:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
CDN$ options	$5.29	$5.84	$10.67
U.S.$ options	$6.48	$5.78	-

A summary of the status of the Company's nonvested options as of December 31, 2006 (excluding the AMI stock options) and changes during the year ended December 31, 2006, is presented below:

Nonvested CDN$ options	No. of Optioned Shares	Weighted average grant-date fair value (in CDN$)
Nonvested at December 31, 2005	1,754,281	$7.77
Granted	244,650	$5.29
Vested	(775,356)	$7.34
Forfeited	(282,684)	$6.80
Nonvested at December 31, 2006	940,891	$6.70

Nonvested U.S.$ options	No. of Optioned Shares	Weighted average grant-date fair value (in U.S.$)
Nonvested at December 31, 2005	158,177	$5.77
Granted	10,000	$2.58
Vested	(50,395)	$5.77
Forfeited	(750)	$5.90
Nonvested at December 31, 2006	117,032	$5.50

As of December 31, 2006, there was $5,271,000 of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan. These costs are expected to be recognized over a weighted average period of 2.39 years.

As of December 31, 2006, there was $3,534,000 of total unrecognized compensation cost related to the nonvested AMI stock options. These costs are expected to be recognized over a period of 5.25 years on a straight-line basis as a charge to income. The total fair value of options vested during the year ended December 31, 2006 was $nil as all the AMI stock options remain unvested.

During the years ended December 31, 2006, 2005 and 2004 the following activity occurred:

(in thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Total intrinsic value of stock options exercised:			
CDN$ options	2,282	1,580	9,478
U.S.$ options	361	661	1,888
Total fair value of stock awards vested	5,386	6,072	5,810

Cash received and income tax benefit from stock option exercises for the year ended December 31, 2006 were $6,485,000 and $591,000, respectively.

During the year ended December 31, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 156,481 stock options to an immediate vesting from approximately 1.9 years. The Company recorded compensation expense of $852,000 based on the estimated fair values of the modified awards. The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.69% and expected life – 259 days.

During the year ended December 31, 2004, as the result of an employee termination agreement, the Company accelerated the vesting of 86,635 stock options to an immediate vesting from approximately 2.5 years. The Company recorded compensation expense of $627,000 based on the estimated fair values of the modified awards. The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 42%, risk-free interest rate 2.27% and expected life – 91 days.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.

d) *Stockholder rights plan*

Pursuant to a stockholder rights plan ("the Plan") approved February 10, 1999, amended and restated on March 5, 2002 and again on June 9, 2005, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan has a term of 9 years, subject to reconfirmation by the stockholders at the annual stockholder meeting in 2008.

17. INCOME TAXES

(a) The components of the provision for (recovery of) income taxes from continuing operations are as follows:

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $
Current income tax expense:			
Canada	19,474	21,707	2,549
Foreign	11,671	57	37
	31,145	21,764	2,586
Deferred income tax expense (recovery):			
Canada	(1,259)	11,622	(8,495)
Foreign	(19,607)	(5,331)	(274)
	(20,866)	6,291	(8,769)
Income tax expense (recovery)	10,279	28,055	(6,183)

(b) The provision for income taxes is based on net income (loss) from continuing operations before income taxes as follows:

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $
Canada	28,125	76,365	66,646
Foreign	(5,952)	(39,906)	(19,850)
	22,173	36,459	46,796

(c) The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense (recovery), using a combined Canadian federal and provincial tax rate, is as follows:

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $
Net income (loss) before income taxes	22,173	36,459	46,796
Statutory tax rate	34.1%	34.9%	35.6%
Expected income tax expense (recovery)	7,561	12,724	16,659
Tax rate changes on deferred tax assets and liabilities	468	449	-
Foreign tax rate differences	(9,821)	3,208	3,096
Provincial income tax credits	(1,443)	-	-
Research and development investment tax credits	(2,512)	(2,898)	(2,147)
Tax effect of foreign exchange losses	(732)	(3,959)	(5,903)
Losses and write-downs not deductible for tax purposes	-	11,600	2,094
Change in valuation allowance	15,497	7,697	(20,910)
Change in valuation allowance adjusted to goodwill	(14,948)	-	-
Reassessment of prior years' taxes [see paragraph (f)]	9,125	-	-
Income taxes on taxable disposition not included in accounting income	5,617	-	-
Tax accrual for undistributed earnings of foreign subsidiaries	2,285	-	-
Permanent differences and other	(818)	(766)	928
Income tax expense (recovery)	10,279	28,055	(6,183)

(d) The tax effect of temporary differences that give rise to significant components of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31, 2006 $	December 31, 2005 $
Deferred income tax assets		
Property, plant and equipment	2,786	8,191
Operating loss carry forwards	21,815	12,581
Capital loss carry forwards	3,901	4,960
Research and development investment tax credits	4,568	3,276
Other assets	11,025	22,804
Total gross deferred income tax assets	44,095	51,812
Less: valuation allowance	(10,986)	(26,483)
Total deferred income tax assets	33,109	25,329
Deferred income tax liabilities		
Identifiable intangible assets [see note (5)]	88,531	5,106
Property, plant and equipment	5,523	-
Research and development investment tax credits	692	
Tax deductions in excess of accounting deductions	-	7,170
Total deferred tax liabilities	94,746	12,276
Net deferred income tax assets (liabilities)	(64,637)	13,053

The realization of deferred income tax assets is dependent upon the generation of sufficient taxable income during future periods in which the temporary differences are expected to reverse. The valuation allowance is reviewed periodically and if the assessment of the "more likely than not" criteria changes, the valuation allowance is adjusted accordingly. The valuation allowance continues to be applied against certain deferred income tax assets where the Company has assessed that the realization of such assets does not meet the "more likely than not" criteria. During 2006, the Company released the valuation allowance relating to certain U.S. net operating loss carryforwards and investment tax credits totalling $14,498,000 (2005 - $nil).

(e) The Company has unclaimed U.S. federal and state research and development investment tax credits of approximately $4,568,000 (available to reduce future U.S. income taxes otherwise payable).

The Company has a net operating loss carry forward balance of approximately $115,635,000 (December 31, 2005 - $61,669,000) available to offset future taxable income in the U.S. ($39,449,000) and Switzerland ($76,186,000). A portion of the losses in the U.S. are subjected to limitation but the Company does not expect the limitation will impair the use of any of the losses.

The Company has a net capital loss carryforward balance of approximately $14,381,000 (December 31, 2005 - $10,811,000) available to offset future taxable capital gains in U.S. ($1,242,000) and Canada ($13,139,000). The capital losses can be carried forward indefinitely.

The investment tax credits and loss carry forwards expire as follows:

	Federal investment tax credits $	Provincial/state investment tax credits $	Loss carryforwards $
2008	-	15	-
2009	-	65	5,916
2010	-	4	8,303
2011	-	-	13,389
2012	-	-	41,606
2013	436	72	6,972
2014	573	-	-
2015	464	-	-
2016	278	-	-
2017	189	771	-
2018	232	27	-
2019	457	-	-
2020	276	19	-
2021	203	-	2,166
2022	-	154	1,068
2023	-	132	9,539
2024	-	201	4,693
2025	-	-	13,634
2026	-	-	8,349
	3,108	1,460	115,635

(f) In September 2006, the Quebec National Assembly enacted legislation (Bill 15) that retroactively changed certain tax laws that subject the Company to additional taxes for the 2004 and 2005 taxation years. As a result of Quebec income tax assessments received, an amount of $9,100,000 for retroactive provincial tax has been expensed in the current year. As of December 31, 2006, a total of $11,606,000 has been accrued. Of that amount, $1,582,000 and $9,042,000 relates to the 2004 and 2005 taxations years respectively and $982,000 relates to interest. The Company has filed formal objection notices for these unpaid assessments and will explore all alternatives to mitigate any tax liability. However; at the current time the Company is unable to estimate the likelihood of success.

18. COMMITMENTS AND CONTINGENCIES

(a) Commitments

i) Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through July 2019. Future minimum annual lease payments under these leases are as follows:

	$
2007	2,970
2008	2,524
2009	1,859
2010	1,742
2011	1,691
Thereafter	11,929
	22,715

Rent expense for the year ended December 31, 2006 amounted to $2,140,000 (year ended December 31, 2005 - $1,335,000; year ended December 31, 2004 - $1,212,000).

ii) Contractual commitments

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued for these payments as of December 31, 2006 due to the uncertainty over whether these milestones will be achieved. The Company's significant contingent milestone, royalty and other research and development commitments are as follows:

Quill Medical, Inc. ("Quill"),
In connection with the acquisition of Quill in June 2006 (note 5(b)), the Company may be required to make additional contingent payments of up to $160 million upon the achievement of certain revenue growth and development milestones. These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. The Company is also committed to minimum commercialization expenditures on the products acquired of $7.85 million in the first year and $10.0 million in each of the second and third years of the agreement.

CombinatoRx Incorporated ("CombinatoRx")
In October 2005, the Company entered into a Research and License Agreement with CombinatoRx. The collaboration involves a joint research effort to combine CombinatoRx's combination drug discovery platform and capabilities with the Company's expertise in local drug selection and delivery across a number of disease areas. As consideration for the license, the Company paid an upfront license payment to CombinatoRx of $27.0 million and has the option to extend the research collaboration from 30 months to 60 months for additional consideration of $7.0 million. The upfront license payment was treated as in-process research and development as the CombinatoRx technology was at an early stage of development and had no alternative future use. CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by the Company.

Afmedica, Inc. ("Afmedica")
In connection with the acquisition of Afmedica in October 2005 (note 5(d)), the Company may be required to make milestone payments totaling $10.0 million to former Afmedica equity holders should the Company reach certain development and regulatory milestones with respect to any Afmedica product.

Poly-Med, Inc. ("Poly-Med")
In April 2004, the Company entered into a License Agreement with Poly-Med which granted the Company exclusive and non-exclusive rights to several of Poly-Med's key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies. Under this agreement, the Company is committed to making quarterly research and development funding payments totaling $6.0 million over the five year term of the agreement. The Company is also committed to make payments of $1.0 million on each of the first and second anniversaries of the agreement contingent upon performance by both parties, which were paid in April 2005 and 2006, and future milestone and royalty payments upon achievement of certain clinical and commercial development milestones.

National Institute of Health ("NIH")
In November 1997, the Company entered into an exclusive license agreement with the Public Health Service of the United States, through the NIH whereby the Company was granted an exclusive, worldwide license to certain technologies of the NIH relating to the use of paclitaxel. Pursuant to this license agreement, the Company agreed to pay NIH milestone payments upon achievement of certain clinical and commercial development milestones and pay royalties on net product sales.

(b) Contingencies

i)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii) At the European Patent Office (EPO), various patents either owned or licensed by or to the Company are in opposition proceedings. In EP0706376, the EPO ruled on January 25, 2005 that an amended form of the patent was valid, including claims directed to stents coated with a composition of paclitaxel and a polymeric carrier. None of the parties to that proceeding appealed the decision. Two non-parties to the proceeding subsequently submitted various documents to the EPO, including Notices of Intervention and of Appeal. On March 14, 2007, the EPO is scheduled to hold an Oral Hearing to determine whether these Notices of Intervention and of Appeal were validly filed. In EP0711158, the EPO issued communications on October 26, 2006, including a provisional opinion and a notice for Oral Hearing scheduled for October 25, 2007. In EP0809515, the parties have exchanged briefs and are now awaiting further communication from the EPO. In EP0975340, the parties are exchanging briefs and awaiting communication from the EPO. In EP1118325, notices of opposition were filed in late 2006, and the parties are waiting for the EPO to take further action. In EP1155690, briefs are being exchanged by the parties, and no date for an Oral Hearing has been set. Also in Europe, an Opposition was filed against EP0830110, which covers one of Angiotech's LifeSpan™ vascular graft products. In an Oral Hearing held on September 28, 2006, the EPO determined that the patent was valid with certain claim amendments. The opponent has appealed this decision. The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

iii) In response to an Opposition filed by a third party, the Board of Appeals of the Japanese Patent Office issued a decision in February 2006, finding that the Hunter (JP) Patent 3423317 for a paclitaxel stent was invalid. In response, the Company filed a lawsuit against the Japanese Patent Office, and a hearing was held on December 11,

2006, pursuant to which the Court requested additional information, and scheduled a second Hearing for April 17, 2007.

iv) In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems Inc. for patent infringement. In November 2005, Conor MedSystems Inc. commenced a legal action in the Netherlands against the Company, asserting that the NL member of the EP0706376 patent is invalid and should be revoked. Arguments in the Conor v. Angiotech litigation in the Netherlands were heard by the Court on October 27, 2006. On January 17, 2007, the Court issued their Judgment, finding that the broadest claim in the patent was not valid, however a narrower claim was valid, and furthermore Conor's CoStar stent was an infringement of this narrower claim. The Court requested that various submissions be made by April 18, 2007 in regard to potential claim amendments.

v) In February 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's U.K. stent patents is invalid and was seeking to have that patent revoked. On February 24, 2006, a UK court ruled in favor of Conor, finding that Angiotech's EP (UK) Hunter Patent was invalid. Angiotech launched an appeal, which was heard on December 11-14, 2006. On January 16, 2007, the Court of Appeals dismissed Angiotech's appeal because it concluded that the trial court correctly found that the claimed invention was not patentable. The Company filed a Petition with the House of Lords to request that the House of Lords overrule the lower court decision.

vi) On March 31, 2005, a claim was filed by Conor MedSystems Inc. in a court in Australia, alleging invalidity of three of the Company's Australian patents. This claim was set to be heard by the Court in February 2007, however in December 2006 Conor advised the Court that CoStar may be coming onto the Australia market. Thereafter, the Court bifurcated the trial, agreeing to hear one issue (entitlement) on March 12-16, 2007, and all other issues over a 6 week period in September and October 2007.

vii) In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement. The hearing was held in March 2006. In May 2006, the Dutch court ruled in favor of Angiotech, finding that Angiotech's EP (NL) Hunter patent was valid, and that SMT's Infinnium stent was infringing that patent. SMT has filed an appeal, and is currently enjoined from selling their stent in the Netherlands pending resolution of that appeal.

viii) In December 2005, the Company together with Boston Scientific Corporation commenced a Preliminary Injunction Proceeding in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction. In March 2006, a Dutch court ruled against Angiotech's request for a preliminary injunction against Occam and its distributor. An appeal was filed by Angiotech and may be heard late in 2007.

ix) The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

19. SEGMENTED INFORMATION

The Company operates in two reportable segments: (i) Pharmaceutical Technologies and (ii) Medical Products. Prior to the acquisition of AMI the Company reported its operations under one segment, drug-eluting medical devices and biomaterials.

The Pharmaceuticals Technologies segment includes royalty revenue generated from out-licensing technology related to the drug-eluting stent, biomaterials and other technologies. This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment includes the operations acquired through AMI and Quill, which are focused on the direct manufacturing and marketing of a wide range of single use, specialty medical devices including suture needles, biopsy needles / devices, micro surgical ophthalmic knives, drainage catheters, self-anchoring sutures and other specialty devices.

The Company evaluates the performance of its segments based on operating income. Certain other income and expenses are not allocated to segments as they are not considered in evaluating the segment's operating performance. Unallocated income and expenses include foreign exchange, investment income and interest expense.

The following tables represent reportable segment information for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $
Revenue			
Pharmaceutical Technologies	180,650	199,648	126,231
Medical Products	134,425	-	-
Total revenue	315,075	199,648	126,231
Depreciation and amortization			
Pharmaceutical Technologies	12,923	9,540	9,235
Medical Products	23,091	-	-
Total depreciation and amortization	36,014	9,540	9,235
Operating income			
Pharmaceutical Technologies	55,438	31,328	39,078
Medical Products	4,784	-	-
Total operating income	60,222	31,328	39,078
Other income (expenses)	(38,049)	5,131	7,718
Income from continuing operations before income taxes	22,173	36,459	46,796

The following tables represent total assets and capital expenditures for each reportable segment at December 31, 2006 and December 31, 2005:

	December 31, 2006 $	December 31, 2005 $
Total assets		
Pharmaceutical Technologies	266,382	494,694
Medical Products	939,492	-
Total assets	1,205,874	494,694
Capital expenditures		
Pharmaceutical Technologies	8,941	4,127
Medical Products	3,962	-
Total capital expenditures	12,903	4,127

Geographic information

Revenues are attributable to countries based on the location of the Company's customers or, for revenue from collaborators, the location of the collaborator's customers:

The following tables present revenue and long-lived assets including goodwill by geographical area:

Revenue

	For the year ended December 31,		
	2006 $	2005 $	2004 $
United States	211,529	155,202	103,601
International	103,546	44,446	22,630
Total	315,075	199,648	126,231

Long-lived assets

	For the year ended December 31,		
	2006 $	2005 $	2004 $
United States	611,002	45,989	63,018
Canada	35,741	32,494	34,258
International	288,764	24,077	16,993
Total	935,507	102,560	114,269

During the year ended December 31, 2006, revenue from one licensee represented approximately 51% of total revenue (92% and 89%, respectively, for the years ended December 31, 2005 and December 31, 2004).

20. INCOME (LOSS) PER SHARE

Income (loss) per share was calculated as follows:

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $
Numerator:			
Net income from continuing operations	11,894	8,404	52,979
Net loss from discontinued operations, net of income taxes	(7,708)	(9,591)	(527)
Cumulative effect of change in accounting policy	399	-	-
Net income (loss)	4,585	(1,187)	52,452
Denominator:			
Basic weighted average common shares outstanding	84,752	84,121	83,678
Dilutive effect of stock options	685	1,603	2,019
Diluted weighted average common shares outstanding	85,437	85,724	85,697
Basic net income (loss) per common share:			
Continuing operations	0.14	0.10	0.63
Discontinued operations	(0.09)	(0.11)	-
Total	0.05	(0.01)	0.63
Diluted net income (loss) per common share:			
Continuing operations	0.14	0.10	0.62
Discontinued operations	(0.09)	(0.11)	(0.01)
Total	0.05	(0.01)	0.61

For the year ended December 31, 2006, 6,301,054 stock options were excluded from the calculation of diluted net income (loss) per common share, as the effect of including them would have been anti-dilutive (2,905,543 for the year ended December 31, 2005; 1,283,679 for the year ended December 31, 2004).

21. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $
Accrued interest on short-term and long-term investments	3,235	(1,368)	(1,778)
Accounts receivable	3,019	(1,494)	3,748
Inventories	(4,854)	(172)	1,073
Prepaid expenses and other assets	(526)	(247)	1,612
Accounts payable and accrued liabilities	(5,272)	(1,935)	13,564
Income taxes payable	7,200	3,701	1,216
Interest payable	6,614	-	-
	9,416	(1,515)	19,435

Supplemental disclosure:

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Year ended December 31, 2004 $
Short-term investments received as consideration	8,000	-	-
Interest paid	26,865	-	-
Income taxes paid	15,207	15,826	730
Investments not yet paid	5,000	-	-

22. CONDENSED CONSOLIDATING GUARANTOR FINANCIAL INFORMATION

The following presents the condensed consolidating guarantor financial information as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004 for the direct and indirect subsidiaries of the Company that serve as guarantors of the $250 million 7.75% senior subordinated notes issued on March 23, 2006 due in 2014 and the senior floating rate notes issued on December 11, 2006 due in 2013, and for the Company's subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries include the Swiss subsidiaries and a Canadian Trust that cannot guarantee the debt of the Company. All of the Company's subsidiaries are 100% owned, and all guarantees are full and unconditional, joint and several.

Condensed Consolidating Balance Sheet

December 31, 2006

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
ASSETS					
Current assets					
Cash and cash equivalents	59,495	12,308	27,529	-	99,332
Short-term investments	-	-	9,285	-	9,285
Accounts and notes receivable	346,305	59,346	298,992	(679,412)	25,231
Inventories	-	28,365	6,006	(752)	33,619
Deferred income taxes, current portion	856	4,469	47	-	5,372
Prepaid expenses and other current assets	3,656	2,075	572	-	6,303
Assets from discontinued operations, current portion	-	1,405	960	-	2,365
Total current assets	**410,312**	**107,968**	**343,391**	**(680,164)**	**181,507**
Long-term investments	32,695	20,625	520	-	53,840
Property, plant and equipment	14,330	37,184	8,269	-	59,783
Investment in subsidiaries	592,838	419,022	-	(1,011,860)	-
Intangible assets	20,749	198,383	25,822	-	244,954
Goodwill	-	531,720	99,050	-	630,770
Deferred income taxes	4,804	-	-	-	4,804
Deferred financing costs	14,845		-	-	14,845
Other assets	81	174	-	-	255
Assets from discontinued operations		13,553	1,563		15,116
Total assets	**1,090,654**	**1,328,629**	**478,615**	**(1,692,024)**	**1,205,874**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Accounts payable, notes payable and accrued liabilities	23,700	607,657	93,984	(676,359)	48,982
Income taxes payable	670	(521)	11,653	(78)	11,724
Interest payable on long-term debt	6,614	4,176	-	(4,176)	6,614
Deferred revenue, current portion	-	-	630	-	630
Deferred income taxes, current portion	-	2,598	-	-	2,598
Liabilities from discontinued operations, current portion	-	1,767	227	-	1,994
Total current liabilities	**30,984**	**615,677**	**106,494**	**(680,613)**	**72,542**
Deferred revenue	-	-	1,421	-	1,421
Deferred leasehold inducement	2,619	12	-	-	2,631
Deferred income taxes	-	58,064	11,151	-	69,215
Long-term debt	575,000	-	-	-	575,000
Liabilities from discontinued operations	-	2,232	-	-	2,232
Total non-current liabilities	**577,619**	**60,308**	**12,572**	**-**	**650,499**
Stockholders' equity					
Share capital	470,190	652,818	262,223	(915,041)	470,190
Additional paid-in capital	27,564	154,398	112,982	(267,380)	27,564
Accumulated deficit	(41,022)	(150,408)	(18,846)	169,254	(41,022)

Accumulated other comprehensive income	25,319	(4,164)	3,190	1,756	26,101
Total stockholders' equity	**482,051**	**652,644**	**359,549**	**(1,011,411)**	**482,833**
	1,090,654	**1,328,629**	**478,615**	**(1,692,024)**	**1,205,874**

Condensed Consolidating Balance Sheet

December 31, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
ASSETS					
Current assets					
Cash and cash equivalents	29,403	24,828	7,932	-	62,163
Short-term investments	63,300	69,979	-	-	133,279
Accounts and notes receivable	24,111	42,056	311,597	(374,387)	3,377
Inventories	-	786	-	-	786
Assets held for sale	-	5,508	-	-	5,508
Deferred income taxes	860	843	-	-	1,703
Prepaid expenses and other current assets	1,481	323	252	-	2,056
Total current assets	**119,155**	**144,323**	**319,781**	**(374,387)**	**208,872**
Long-term investments	17,879	151,035	1,664	-	170,578
Property and equipment	8,080	2,957	5	-	11,042
Investment in subsidiaries	309,375	345,823	-	(655,198)	-
Intangible assets	23,571	15,537	6,339	-	45,447
Goodwill	-	33,346	12,725	-	46,071
Deferred income taxes	3,540	7,810	-	-	11,350
Other assets	1,091	243	-	-	1,334
	482,691	**701,074**	**340,514**	**(1,029,585)**	**494,694**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Accounts payable, notes payable and accrued liabilities	15,421	315,829	62,324	(374,387)	19,187
Income taxes payable	98	(176)	6,816	-	6,738
Deferred revenue - current portion	-	1,000	630	-	1,630
Total current liabilities	**15,519**	**316,653**	**69,770**	**(374,387)**	**27,555**
Deferred revenue	-	-	1,632	-	1,632
Deferred leasehold inducement	2,827	-	-	-	2,827
	18,346	**316,653**	**71,402**	**(374,387)**	**32,014**
Stockholders' equity					
Share capital	463,639	72,899	314,469	(387,368)	463,639
Additional paid-in capital	21,929	374,142	1,582	(375,724)	21,929
Accumulated deficit	(45,607)	(59,199)	(46,939)	106,138	(45,607)
Accumulated other comprehensive income	24,384	(3,421)	-	1,756	22,719
Total stockholders' equity	**464,345**	**384,421**	**269,112**	**(655,198)**	**462,680**
	482,691	**701,074**	**340,514**	**(1,029,585)**	**494,694**

Condensed Consolidating Income Statement

Year Ended December 31, 2006

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
REVENUE					
Royalty revenue	159,487	11,725	4,042	-	175,254
Product sales, net	-	113,778	36,046	(11,234)	138,590
License fees	-	1,403	489	(661)	1,231
Intercompany R&D charges	1,685	6,248	-	(7,933)	-
	161,172	133,154	40,577	(19,828)	315,075
EXPENSES					
License and royalty fees	25,977	287	2	(661)	25,605
Cost of goods sold	-	57,052	22,123	(11,108)	68,067
Research and development	28,327	16,490	576	-	45,393
Intercompany R&D charges	-	-	7,713	(7,713)	-
Selling, general and administration	34,563	37,249	6,849	71	78,732
Depreciation and amortization	4,608	27,944	3,461	-	36,014
In-process research and development	1,025	17	-	-	1,042
	94,500	139,039	40,725	(19,411)	254,853
Operating income (loss)	**66,672**	**(5,885)**	**(148)**	**(417)**	**60,222**
Other income (expenses) :					
Foreign exchange gain (loss)	1,350	2,081	(2,916)	-	515
Investment and other income	3,218	1,586	1,431	-	6,235
Gain (loss) on wind-up of subsidiary	(2,354)	(2,815)	5,169	-	-
Interest income (expense)	(25,429)	(45,887)	35,814	-	(35,502)
Write-down of deferred financing costs	(7,714)	(1,583)	-	-	(9,297)
Management fees	(1,877)	1,952	(295)	220	-
Dividend income	-	13,382	-	(13,382)	-
Total other income (expenses)	(32,806)	(31,284)	39,203	(13,162)	(38,049)
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	**33,866**	**(37,169)**	**39,055**	**(13,579)**	**22,173**
Income tax expense (recovery)	2,829	(3,134)	10,584	-	10,279
Income (loss) from continuing operations before cumulative effect of change in accounting policy	**31,037**	**(34,035)**	**28,471**	**(13,579)**	**11,894**
Subsidiaries income (loss)	**(26,851)**	**34,742**	-	**(7,891)**	-
Income (loss) from discontinued operations, net of income taxes	-	(7,848)	140	-	(7,708)
Cumulative effect of change in accounting policy	399	-	-	-	399
Net income (loss)	**4,585**	**(7,141)**	**28,611**	**(21,470)**	**4,585**

Condensed Consolidating Income Statement

Year Ended December 31, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
REVENUE					
Royalty revenue	183,566	2,463	3,174	-	189,203
Product sales	-	5,334	-	-	5,334
License fees	500	1,270	4,339	(998)	5,111
Intercompany R&D charges	7,122	6,209	-	(13,331)	-
	191,188	15,276	7,513	(14,329)	199,648
EXPENSES					
License and royalty fees	27,962	83	377	(77)	28,345
Cost of goods sold - product sales	-	5,653	-	-	5,653
Research and development	22,694	9,294	-	-	31,988
Intercompany R&D charges	-	-	12,907	(12,907)	-
Selling, general and administration	31,420	6,065	352	-	37,837
Depreciation and amortization	4,346	4,512	682	-	9,540
In-process research and development	33,266	21,691	-	-	54,957
	119,688	47,298	14,318	(12,984)	168,320
Operating income (loss)	**71,500**	**(32,022)**	**(6,805)**	**(1,345)**	**31,328**
Other income (expenses) :					
Foreign exchange gain (loss)	848	(3,804)	4,052	(4)	1,092
Investment and other income	2,680	7,301	25	-	10,006
Write-down of investment	(3,111)	-	(2,856)	-	(5,967)
Management fees	(1,816)	1,862	(356)	310	-
Intercompany interest income / (expense)	-	(33,910)	33,910	-	-
Dividend income	-	35,148	-	(35,148)	-
Total other income (expenses)	(1,399)	6,597	34,775	(34,842)	5,131
Income (loss) from continuing operations before income taxes	**70,101**	**(25,425)**	**27,970**	**(36,187)**	**36,459**
Income tax expense (recovery)	24,980	(5,271)	8,346	-	28,055
Net income (loss) from continuing operations	**45,121**	**(20,154)**	**19,624**	**(36,187)**	**8,404**
Subsidiaries income (loss)	**(46,308)**	**27,091**	-	**19,217**	-
Discontinued operations :					
Income (loss) from discontinued operations, net of income taxes	-	(10,076)	485	-	(9,591)
Net income (loss)	**(1,187)**	**(3,139)**	**20,109**	**(16,970)**	**(1,187)**

Condensed Consolidating Income Statement

Year Ended December 31, 2004

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
REVENUE					
Royalty revenue	98,408	1,590	640	-	100,638
Product sales	-	8,281	-	-	8,281
License fees	13,900	3,428	174	(190)	17,312
Intercompany R&D charges	13,193	6,455	-	(19,648)	-
	125,501	19,754	814	(19,838)	126,231
EXPENSES					
License and royalty fees	18,085	177	-	(190)	18,072
Cost of goods sold - product sales	-	5,632	-	-	5,632
Research and development	14,048	12,611	-	-	26,659
Intercompany R&D charges	6,455	-	13,193	(19,648)	-
Selling, general and administration	15,540	5,357	283	-	21,180
Depreciation and amortization	2,362	6,694	179	-	9,235
In-process research and development	6,375	-	-	-	6,375
	62,865	30,471	13,655	(19,838)	87,153
Operating income (loss)	**62,636**	**(10,717)**	**(12,841)**	**-**	**39,078**
Other income (expenses) :					
Foreign exchange gain (loss)	581	3,702	(2,233)	-	2,050
Investment and other income	3,759	1,909	-	-	5,668
Management fees	(1,908)	2,417	(509)	-	-
Intercompany interest income / (expense)	(279)	(4,631)	4,910	-	-
Dividend income	-	5,874	-	(5,874)	-
Total other income (expenses)	2,153	9,271	2,168	(5,874)	7,718
Income (loss) from continuing operations before income taxes	**64,789**	**(1,446)**	**(10,673)**	**(5,874)**	**46,796**
Income tax expense (recovery)	(5,855)	(1,770)	1,442	-	(6,183)
Net income (loss) from continuing operations	**70,644**	**324**	**(12,115)**	**(5,874)**	**52,979**
Subsidiaries income (loss)	**(18,192)**	**3,966**	**-**	**14,226**	**-**
Discontinued operations :					
Income (loss) from discontinued operations, net of income taxes	-	(460)	(67)	-	(527)
Net income (loss)	**52,452**	**3,830**	**(12,182)**	**8,352**	**52,452**

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2006

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
OPERATING ACTIVITIES:					
Cash provided by (used in) operating activities	61,192	(5,396)	19,843	(19,108)	57,724
INVESTING ACTIVITIES:					
Purchase of short-term investments	(92,509)	(40,254)	-	-	(132,763)
Proceeds from short-term investments	154,062	110,865	-	-	264,927
Purchase of long-term investments	(10,134)	-	(13)	-	(10,147)
Proceeds from long-term investments	3,581	124,161	1,928	-	129,670
Purchase of property, plant and equipment	(7,027)	(2,765)	(1,059)	-	(12,044)
Proceeds from sale of subsidiary	-	47	-	-	47
Acquisition of businesses, net of cash acquired	-	(822,033)	-	-	(822,033)
Purchase of intangible assets	-	(285)	-	-	(285)
Proceeds from sale of intangible assets	-	-	3,400	-	3,400
Proceeds from sale of assets held for sale	-	6,395	-	-	6,395
Investment in subsidiaries	(631,447)	(258,715)	-	890,162	-
In-process research and development	(1,025)	(17)	-	-	(1,042)
Other assets	(1,559)	(10,647)	8,600	-	(3,606)
Cash provided by (used in) investing activities	(586,058)	(893,248)	12,856	890,162	(577,481)
FINANCING ACTIVITIES:					
Principal repayment of long-term obligations	(350,000)	-	-	-	(350,000)
Proceeds from long-term obligations	925,000	-	-	-	925,000
Deferred financing costs on long-term obligations	(22,717)	(1,842)	-	-	(24,559)
Proceeds from stock options exercised and share capital issued	6,485	631,400	258,691	(890,091)	6,485
Dividends paid	-	(9,551)	(9,486)	19,037	-
Notes receivable / payable	(3,810)	266,118	(262,308)	-	-
Cash provided by (used in) financing activities	554,958	886,125	(13,103)	(871,054)	556,926
Net increase (decrease) in cash and cash equivalents	30,092	(12,519)	19,596	-	37,169
Cash and cash equivalents, beginning of period	29,403	24,828	7,932	-	62,163
Cash and cash equivalents, end of period	59,495	12,309	27,528	-	99,332

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
OPERATING ACTIVITIES:					
Cash provided by (used in) operating activities	132,166	6,592	23,257	(73,136)	88,879
INVESTING ACTIVITIES:					
Purchase of short-term investments	(137,374)	(177,202)	-	-	(314,576)
Proceeds from short-term investments	75,023	259,322	-	-	334,345
Purchase of long-term investments	(29,873)	(99,592)	-	-	(129,465)
Proceeds from long-term investments	10,225	19,400	-	-	29,625
Purchase of property and equipment	(2,591)	(1,452)	(7)	54	(3,996)
Proceeds on disposal of property and equipment	66	82	-	(54)	94
Proceeds on sale of subsidiary, net of cash disposed	-	2,257	-	-	2,257
Acquisition of businesses, net of cash acquired	-	(673)	(13,327)	-	(14,000)
Capital contribution in subsidiaries	(25,310)	(2,964)	-	28,274	-
In-process research and development	(29,858)	(21,690)	-	-	(51,548)
Other assets	(1,010)	-	-	-	(1,010)
Cash provided by (used in) investing activities	(140,702)	(22,512)	(13,334)	28,274	(148,274)
FINANCING ACTIVITIES:					
Contributions to paid in capital	-	25,310	2,964	(28,274)	-
Proceeds from stock options exercised	3,314	-	-	-	3,314
Dividends paid	-	(37,987)	(35,149)	73,136	-
Notes receivable / payable	(19,778)	(4,400)	24,178	-	-
Cash provided by (used in) financing activities	(16,464)	(17,077)	(8,007)	44,862	3,314
Net increase (decrease) in cash and cash equivalents	(25,000)	(32,997)	1,916	-	(56,081)
Cash and cash equivalents, beginning of period	54,403	57,825	6,016	-	118,244
Cash and cash equivalents, end of period	29,403	24,828	7,932	-	62,163

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2004

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
OPERATING ACTIVITIES:					
Cash provided by (used in) operating activities	115,021	(1,111)	5,079	(40,877)	78,112
INVESTING ACTIVITIES:					
Purchase of short-term investments	(208,534)	(169,510)	-	97,922	(280,122)
Proceeds from short-term investments	243,940	17,562	-	(97,922)	163,580
Purchase of long-term investments	(75,988)	(73,104)	-	73,010	(76,082)
Proceeds from long-term investments	91,536	869	-	(73,010)	19,395
Purchase of property, and equipment	(1,454)	(7,656)	(59)	-	(9,169)
Investment in subsidiaries	(343,269)	(363,085)	(33,260)	739,614	-
Acquisitions of businesses, net of cash received	60	1,617	-	(13,293)	(11,616)
Licensed medical technologies	(25,587)	-	(6,673)		(32,260)
In-process research and development	(6,375)	-	-	-	(6,375)
Leasehold inducements received	807	-	-	-	807
Cash provided by (used in) investing activities	(324,864)	(593,307)	(39,992)	726,321	(231,842)
FINANCING ACTIVITIES:					
Issuance of common shares – net of issue costs	(375)	-	-	-	(375)
Proceeds from stock options exercised and share capital issued	8,220	344,971	34,841	(379,812)	8,220
Dividends paid	-	-	(5,874)	5,874	-
Notes payable / receivable	(4,381)	304,274	11,613	(311,506)	-
Cash provided by (used in) financing activities	3,464	649,245	40,580	(685,444)	7,845
Net increase (decrease) in cash and cash equivalents	(206,379)	54,827	5,667	-	(145,885)
Cash and cash equivalents, beginning of period	260,782	2,998	349	-	264,129
Cash and cash equivalents, end of period	54,403	57,825	6,016	-	118,244